SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 08, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Date: September 30, 2006

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTORS RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01768-0	2 - COMPANY NAME BRASIL TELECOM PARTICIPAÇÕES S.A.	3 – CNPJ - TAXPAYER REGISTER 02.570.688/0001-70
4 – NIRE 5.330.000.581.8

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP – LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME CHARLES LAGANÁ PUTZ
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL A – 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 3415-1010	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 – FAX 3415-1593	14 - FAX -	15 - FAX -
15 - E-MAIL cputz@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - NAME TECHNICAL RESPONSIBLE MARCO ANTONIO BRANDÃO SIMURRO					12 - CPF – TAXPAYER REGISTER 755.400.708-44

01.05 - COMPOSITION OF ISSUED CAPITAL

1 - QUANTITY OF SHARES (IN THOUSAND)	2 - CURRENT QUARTER 09/30/2006	3 - PRIOR QUARTER 06/30/2006	4 - SAME QUARTER OF PRIOR YEAR 09/30/2005
ISSUED CAPITAL
1 - COMMON	134,031,688	134,031,688	134,031,688
2 - PREFERRED	229,937,526	229,937,526	229,937,526
3 - TOTAL	363,969,214	363,969,214	363,969,214
TREASURY SHARES
4 - COMMON	1,480,800	1,480,800	1,480,800
5 - PREFERRED	0	0	0
6 - TOTAL	1,480,800	1,480,800	1,480,800

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 – SITUATION PRE-OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL HOLDING
4 - ACTIVITY CODE 1130 – TELECOMMUNICATIONS
5 - MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENT

1 - ITEM	2 – CNPJ - TAXPAYERS REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (Thousands)	7 – SHARE PRICE ON ISSUANCE DATE (In R$)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 10/31/2006	2 - SIGNATURE

02.01 - BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1	TOTAL ASSETS	5,553,674	5,834,477
1.01	CURRENT ASSETS	1,526,157	1,175,804
1.01.01	CASH AND CASH EQUIVALENTS	1,213,305	859,693
1.01.02	CREDITS	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	312,852	316,111
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	162,947	172,807
1.01.04.02	DIVIDENDS RECEIVABLE	140,104	140,104
1.01.04.03	OTHER ASSETS	9,801	3,200
1.02	LONG-TERM ASSETS	327,030	998,604
1.02.01	SUNDRY CREDITS	0	0
1.02.02	CREDITS WITH RELATED PARTIES	47,981	604,371
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	47,981	604,371
1.02.02.02.01	LOANS AND FINANCING	47,981	604,371
1.02.02.02.02	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	279,049	394,233
1.02.03.01	LOANS AND FINANCING	97,400	97,400
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	174,875	250,435
1.02.03.03	INCOME SECURITIES	0	0
1.02.03.04	JUDICIAL DEPOSITS	4,788	46,398
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	1,986	0
1.03	PERMANENT ASSETS	3,700,487	3,660,069
1.03.01	INVESTMENTS	3,699,366	3,658,941
1.03.01.01	ASSOCIATED COMPANIES	0	0
1.03.01.02	SUBSIDIARIES	3,692,072	3,651,650
1.03.01.03	OTHER INVESTMENTS	7,294	7,291
1.03.02	PROPERTY, PLANT AND EQUIPMENT	1,084	1,084
1.03.03	DEFERRED CHARGES	37	44

02.02 - BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	TOTAL LIABILITIES	5,553,674	5,834,477
2.01	CURRENT LIABILITIES	252,507	567,357
2.01.01	LOANS AND FINANCING	0	135
2.01.02	DEBENTURES	0	283,083
2.01.03	SUPPLIERS	502	753
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	42,931	40,845
2.01.04.01	INDIRECT TAXES	122	18,141
2.01.04.02	TAXES ON INCOME	42,809	22,704
2.01.05	DIVIDENDS PAYABLE	208,453	213,255
2.01.06	PROVISIONS	13	12
2.01.06.01	PROVISIONS FOR CONTINGENCIES	13	12
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	608	29,274
2.01.08.01	PAYROLL AND SOCIAL CHARGES	19	21
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	75	27,899
2.01.08.03	EMPLOYEE PROFIT SHARING	0	0
2.01.08.04	OTHER LIABILITIES	514	1,354
2.02	LONG-TERM LIABILITIES	25,228	65,522
2.02.01	LOANS AND FINANCING	0	0
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	4,160	4,025
2.02.03.01	PROVISIONS FOR CONTINGENCIES	4,160	4,025
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER	21,068	61,497
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS	0	0
2.02.05.03	INDIRECT TAXES	0	41,153
2.02.05.04	TAXES ON INCOME	21,068	20,344
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	5,275,939	5,201,598
2.05.01	PAID-UP CAPITAL	2,596,272	2,596,272
2.05.02	CAPITAL RESERVES	309,178	309,178
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	282,667	282,667
2.05.04.01	LEGAL	208,487	208,487
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	74,180	74,180
2.05.04.05	PROFIT RETENTION	0	0

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	2,087,822	2,013,481

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 07/01/2006 TO 09/30/2006	4 - 01/01/2006 TO 09/30/2006	5 - 07/01/2005 TO 09/30/2005	6 - 01/01/2005 TO 09/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING INCOME/EXPENSES	86,082	56,639	(7,921)	(94,262)
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(3,406)	(12,435)	(9,170)	(22,453)
3.06.03	FINANCIAL	45,825	(54,313)	58,692	(46,797)
3.06.03.01	FINANCIAL INCOME	51,535	182,615	80,377	261,352
3.06.03.02	FINANCIAL EXPENSES	(5,710)	(236,928)	(21,685)	(308,149)
3.06.04	OTHER OPERATING INCOME	4,066	5,933	338	2,391
3.06.05	OTHER OPERATING EXPENSES	(825)	(1,548)	(1,181)	(3,188)
	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED
3.06.06	COMPANIES	40,422	119,002	(56,600)	(24,215)
3.07	OPERATING INCOME	86,082	56,639	(7,921)	(94,262)
3.08	NON-OPERATING INCOME	52	300	544	2,520
3.08.01	REVENUES	52	300	687	2,685
3.08.02	EXPENSES	0	0	(143)	(165)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	86,134	56,939	(7,377)	(91,742)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(16,199)	(35,501)	(18,362)	(33,305)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/ CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – ACCOUNT DESCRIPTION	3 – 07/01/2006 TO 09/30/2006	4 - 01/01/2006 TO 09/30/2006	5 - 07/01/2005 TO 09/30/2005	6 - 01/01/2005 TO 09/30/2005
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	185,300	0	216,600
3.15	INCOME/LOSS FOR THE PERIOD	69,935	206,738	(25,739)	91,553
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	362,488,414	362,488,414	362,488,414	362,488,414
	EARNINGS PER SHARE	0.00019	0.00057		0.00025
	LOSS PER SHARE			(0.00007)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)		CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		Date: September 30, 2006

01768-0	BRASIL TELECOM PARTICIPAÇÕES S.A.	02.570.688/0001-70

04.01 - NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY INFORMATION AS OF 09/30/2006

(In thousands of Brazilian reais)

1. OPERATIONS

Brasil Telecom Participações S.A. (“the Company”) is a joint stock publicly-held company, incorporated according to article 189 of Law 9,472/97 - Telecommunications General Law, as part of TELEBRÁS’ spin-off process, whose protocol and justification was approved on May 22, 1998 at a shareholders’ meeting.

The Company has as purpose to control companies exploring fixed telephony public services in Region II of the General Concession Plan (“PGO”), approved by Decree 2,534 of April 2, 1998. Such control is exercised through Brasil Telecom S.A., which is a concessionaire responsible for the Switched Fixed Telephone Service (“STFC”) in Region II of PGO. In addition, the Company may participate in the capital of other companies.

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”).

The control of the Company is exercised by SOLPART Pariticpações S.A. (“SOLPART”), corresponding, at the quarter closing date, to 51.00% of the voting capital and 18.78% of the total capital.

Direct Subsidiaries of the Company

a. Brasil Telecom S.A.

Brasil Telecom S.A. is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory, Brasil Telecom S.A. renders since July 1998 the STFC in the modalities of local and intra-regional long distance.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, Brasil Telecom S.A obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, issued authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, Brasil Telecom S.A began to exploit the Domestic and International Long Distance Services in all Regions, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

New concession agreements under the modalities of local and long distance services came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 5.i.

Information related to the quality and universal service targets of the Switched Fixed Telephone Service of its Parent Company are available to interested parties on ANATEL’s homepage, on the website www.anatel.gov.br.

b. Nova Tarrafa Participações Ltda. e Nova Tarrafa Inc.

The Company also holds the control of Nova Tarrafa Participações Ltda (“NTP”) and Nova Tarrafa Inc. (“NTI”). The purpose of these subsidiaries is the capital interest in Internet Group (Cayman) Limited (“IG Cayman”), which is focused on Internet access provision. On November 24, 2004, IG Cayman started taking part in the Company’s group of subsidiaries, with acquisition of equity interest through Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., an indirect subsidiary.

NTP’s and NTI’s interest in IG Cayman on the quarter closing date represented 9.25% and 0.16%, respectively, and together with Brasil Telecom Subsea Cabel Systems (Bermuda) Ltd. The total interest was 98.2% .

Indirect Subsidiaries of the Company

The subsidiary Brasil Telecom holds the control of the following companies:

a. 14 Brasil Telecom Celular S.A.

A wholly-owned subsidiary which operates since the fourth quarter of 2004 to provide Personal Mobile Service (“SMP”), with authorization to render such services to the Region II of the PGO.

b. BrT Serviços de Internet S.A.

BrT Serviços de Internet S.A. (“BrT Celular”) is a wholly-owned subsidiary that started operating at the beginning of 2002, providing Internet services and correlated activities.

BrTI, on the other hand, has the control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised of the following companies:

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CSB”).

  Up to August 1, 2006, BrTI held the control of Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltd. (“BrT CSH”) which controlled BrT CSB. On the date mentioned, there was the merger of BrT CSH by BrT CSB.

  Brasil Telecom Subsea Cable Systems (Bermudas) Ltd. (“BrT SCS Bermuda”):

  Up to September 1, 2006, BrTI held a minority interest at BrT SCS Bermuda and the Company held the controlling power. On that date, the Company transferred to BrTI its interest in BrT SCS Bermuda, representing a capital increase at BrTI.

  On its turn, BrT SCS Bermuda holds the total shares of Brasil Telecom of America Inc. (“BrT of America) and of Brasil Telecom de Venezuela, S.A. (´BrT Venezuela”).

(ii) iBest Group

iBest Companies have their operations concentrated in providing dialup connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator. They are represented by the companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

IG Companies

IG Companies have operations based on providing dial up access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render value-added services related to broadband access to its portal and web page hosting and other services in the Internet market.

On November 24, 2004, BrT SCS Bermuda acquired 63.0% of the total capital, and the resulting control, of Internet Group (Cayman) Limited (“IG Cayman”), incorporated in the Cayman Islands. On July 26, 2005, BrT SCS Bermuda complemented the acquisition of additional 25.6% of IG Cayman’s total capital. On the quarter closing date, the interest held by BrT SCS Bermuda was 88.8% . IG Cayman is a holding which, in its turn, has control of Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda (“Jornal Internet”).

BrTI holds thirty per cent interest in the capital stock of Jornal Internet, which aims at the commercialization of goods and services through the Internet, edition of newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. Seventy per cent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice-president of the Company’s subsidiaries related to internet businesses.

c. MTH Ventures do Brasil Ltda.

Brasil Telecom S.A. holds 100% of the capital of MTH Venturres do Brasil Ltda. (“MTH”), a holding company which has 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”).

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte and long distance network connecting these metropolitan commercial centers. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

d. Vant Telecomunicações S.A. (“VANT”)

Corporation of which Brasil Telecom S.A. holds the total capital stock. VANT aims at the rendering of telecommunications services in general, especially multimedia communication services, execution of works, assemblies and installations in public and private environments referring to the implementation, operation and maintenance of networks and telecommunications systems, acquisition and onerous assignment of capabilities and means and other necessary supplementary activities, operating throughout Brazil, and is present in the main Brazilian state capitals.

e. Santa Bárbara dos Pampas S.A. (“SB dos Pinhais”)

Company which was not operating on the quarter closing date, aims at rendering services in general comprising the management activities of real estate or assets, among others.

On August 1, 2006, the following companies, which were also not operating, were merged into SB dos Pinhais: Santa Bárbara dos Pampas S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A.

Change in the Management

On July 27, 2005, the Extraordinary Shareholders’ Meeting dismissed from office the members of the Company’s Board of Directors connected with former manager Opportunity. At Board of Directors Meeting held on August 25, 2005, a new Board of Executive Officers was elected, and the Technical Officer was maintained in his position.

At the Extraordinary Shareholders’ Meeting held on September 30, 2005, the Board of Directors’ members of Brasil Telcom S.A. were dismissed from office and new members were elected. On the same date, the Board of Directors Meeting resolved to dismiss the Chairman and to elect new members for the Board of Executive Officers, and the Network Officer was reelected. Such resolutions were ratified by the Board of Directors of Brasil Telcom S.A. at a meeting held on October 5, 2005.

The process to change the management of the Company and Brasil Telecom S.A. was litigious, according to various material facts published by the Company during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A.(“BTC”) executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and of Brasil Telcom S.A. understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the new management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

TIMI and TIMB sent to Brasil Telcom S.A. and to BrT Celular a correspondence dated as of May 2, 2006, terminating unilaterally the referred “Merger Agreement”, reserving supposed right for recovery damages. The arbitration is currently in progress.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the Brazilian Securities and Exchange Commission (“CVM”) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

In compliance with Resolution 489/05, of CVM, as from 2006 the amounts of judicial deposits linked to the provisions for contingencies are presented in a deductive way from the liabilities established. Aiming at providing a better comparison between the data presented in the quarterly information, an identical reclassification of balances belonging to 2005 was promoted, as well as of the amounts referring to the cash flow.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significantly different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenues and expenses of transactions among them;

  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies.

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The conciliation of the net income and the shareholders’ equity belonging to the Parent Company and the Consolidated is shown below:

	NET INCOME (LOSS)		SHAREHOLDERS’ EQUITY
	09/30/06	09/30/05	09/30/06	06/30/06
PARENT COMPANY	206,738	91,553	5,275,939	5,201,598
Registrations carried out in the Subsidiary’s Shareholders’ Equity
Dividends Barred by Law and Donations	(6,778)	(5,165)	-	-
Capitalized Interest in the Subsidiary	2,620	2,620	(1,455)	(2,329)
CONSOLIDATED	202,580	89,008	5,274,484	5,199,269

Supplementary Information

The Company is presenting as supplementary information the statement of cash flows, which was prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. The statement of cash flows is shown together with note 17.

Report per Segment

The Company is presenting, supplementary to note 43, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to risks and compensations which are different from those of other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the quarters, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on June 30, 2006.

b. Accounts Receivable from Services: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the closing dates of the quarters. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion of services rendered yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records adjustments, in the cases in which the acquisitions presented higher values, conforming them to the realization value.

The composition of the inventories is shown in note 20.

d. Investments: Investments in subsidiaries are assessed using the equity method of accounting. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges resulting from obligations for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in note 28.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in note 29. Amortization is calculated under the straight-line method, for a five-year period, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non operating income.

g. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in CVM Instruction 371/02.

h. Loans and Financing: These are updated for monetary and/or exchange variations and interest incurred until the quarter closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter closing date. The basis and nature of the provisions are described in note 7.

j. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the client. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

l. Financial Income (Expense), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three Foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the Subsidiary Brasil Telecom S.A. recorded its actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts.

Additional information related to private pension plans is described in Note 6.

n. Profit Sharing: The provision for employees profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

o. Earnings or losses per thousand shares: Calculated based on the number of shares outstanding on the quarter closing date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTIES TRANSACTIONS

Related parties transactions refer to operations of the Company with the subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltd. and Nova Tarrafa Inc, also including transactions with SOLPART, its parent company.

Operations between related parties and the Company are carried out under regular market prices and conditions. The main transactions are:

Brasil Telecom S.A.

Loans with the Subsidiary: Asset balance arose from the spin-off of Telebrás and are indexed to exchange variation, plus interest of 1.75% per year, amounting to R$47,981 (R$51,169 as of 6/30/06). The financial loss recognized against the result in the quarter, due to the drop of the U.S. dollar was R$3,443 (R$10,477 of financial loss in 2005, due to the drop of the exchange rate).

Debentures: On July 27, 2006, Brasil Telecom S.A. settled the debt balance of its private debentures with the Company. Total amount received was R$556,911 (R$553,202 was the balance on 6/30/06). Yields recognized in the period, up to settlement date, were of R$44,203 (R$111,754 in 2005).

Sureties and Guarantees: (i) The Company renders sureties as guarantee of loans and financing owed by the Subsidiary to the lending financial institutions. Up to the quarter, on the guarantee granted, the Company assessed revenues at the amount of R$2,442 (R$3,134 in 2005); and (ii) the Company renders surety for the Company related to the contracting of insurance policies, guarantee of contractual liabilities (GOC) for 2006, which amounted to R$220,305 (R$217,142 in 2005). In the end of the quarter, in return to such surety, the Company registered an operating revenue of R$198 (R$195 in 2005).

Expenses and Accounts Receivable: arising from transactions related to share of resources. The balance receivable is R$1,819 (R$439 receivable on 3/31/06) and the amounts recorded in income in the quarter comprises operating expenses of R$337 (R$3,244 in 2005).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example cash and cash equivalents, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and its subsidiaries’ business are the following:

a. Credit Risk

The majority of services provided by the subsidiary Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Subsidiary may incur losses arising from the difficulty in receiving amounts billed to its customers. Until the quarter, the consolidated amount of losses with accounts receivable, including the allowance for doubtful accounts, corresponded to 2.60% of the gross revenue (2.68% in the same period in 2005). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The subsidiary Brasil Telecom S.A. operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Parent Company separately monitors receivables of this nature and maintain an allowance for losses that may occur, due to the risks of not receiving such amounts.

In respect to mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose client base at the end of the quarter was 31% of total portfolio (32.4% on 06/30/06), the receivable accounts are also monitored in order to limit default and the block is made to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Assets

The Company holds loan agreements in assets in foreign currency and, therefore, subjected to exchange rate fluctuations. The amount of assets exposed to this kind of risk is as follows:

PARENT COMPANY	CONSOLIDATED
	Book value		Book value
	09/30/06	06/30/06	09/30/06	06/30/06
Assets
Loans with Subsidiary	47,981	51,169	-	-
Loans	97,400	97,400	97,400	97,400
Total	145,381	148,569	97,400	97,400
Long term	145,381	148,569	97,400	97,400

The loans in assets in US dollar were changed to the Company because of Telebrás’ spin-off. Due to the characteristics in which such loans were originated, there is no financial instrument in the market with the possibility of contracting in similar conditions, which leads to the presentation only in book value.

Liabilities

The Company and the subsidiary Brasil Telecom S.A. have loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 19.6% (24.3% on 06/30/06) of the total liabilities of consolidated loans and financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 42.5% (57.7% on 06/30/06) is covered by hedge operations and financial investments in foreign currency, resulting in an effective exposition of only 15.2% . Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. In the current year, until the end of the quarter, the negative adjustments of the hedge contracts amounted to R$107,876 (R$245,302 of negative adjustments in 2005).

Net exposure as per book and market values, at the exchange rate risk as follows:

PARENT COMPANY
	09/30/06		06/30/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	-	-	135	135
Total	-	-	135	135
Current	-	-	135	135
Long-term	-	-	-	-

CONSOLIDATED
	09/30/06		06/30/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	863,215	917,966	932,422	958,333
Hedge Contracts	369,886	366,976	380,746	377,130
Total	1,233,101	1,284,942	1,313,168	1,335,463
Current	178,079	178,589	192,131	193,168
Long-term	1,055,022	1,106,353	1,121,037	1,142,295

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force in the quarter closing date.

c. Interest Rate Risk

Assets

Consolidated assets result from loans remunerated by rates mentioned below, as well as income securities (CDBs) invested in Banco de Brasília S.A., related to the guarantee to tax incentive granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	09/30/06	06/30/06	09/30/06	06/30/06
Assets
Loans (including Debentures)
Debentures subjected to CDI	-	553,202	-	-
Loans subjected to CDI, IGP-M, Column 27
(FGV) and IGP-DI	-	-	8,382	9,030
Income Securities, subject to:
SELIC rate	-	-	3,167	2,915
Total	-	553,202	11,549	11,945
Current	-	-	8,165	7,703
Long-term	-	553,202	3,384	4,242

The book values are equal to market values, as the current contracting conditions for these types of financial instruments are similar to the ones in which those come from or do not present parameters for quotation or contracting.

Liabilities

In 2000, the Company issued, in 2000, private debentures convertible into preferred shares. This liability was contracted to the interest rate linked to TJLP. The risk linked to this liability arises due to the possible increase of such rate.

The subsidiary Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES, CDI, etc.). The inherent risk in these liabilities arises from possible variations in these rates. The Subsidiary has contracted derivative hedge contracts to 17.2% (18.7% on 06/30/06) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. In addition to the loans and financing, the Subsidiary issued public debentures, non-convertible or exchangeable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated to this liability results from the possible increase of the rate.

The above mentioned liabilities on the quarter closing date are as follows:

PARENT COMPANY
	09/30/06		06/30/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP (including Debentures)	-	-	283,083	282,676
Total	-	-	283,083	282,676
Current	-	-	283,083	282,676

CONSOLIDATED
	09/30/06		06/30/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP (including Debentures)	1,612,839	1,613,695	2,073,866	2,074,707
Loan subject to CDI	1,650,569	1,652,020	539,989	542,364
Loans subject to UMBNDES	207,949	208,155	229,405	229,653
Hedge agreements in UMBNDES	27,021	25,502	32,290	30,034
Loans subject to IGP-DI	24,013	24,013	22,051	22,051
Loans subject to IGPM	907	907	2,567	2,567
Other loans (Fixed Rate)	38,120	38,120	38,791	38,791
Total	3,561,418	3,562,412	2,938,959	2,940,167
Current	922,394	922,227	1,111,521	1,105,773
Long-term	2,639,024	2,640,185	1,827,438	1,834,394

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contracting.

d. Risk of Not Linking Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by the subsidiary Brasil Telecom S.A. are not linked to amounts of accounts receivable. Thus, a risk arises, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the Subsidiary’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in note 7.

f. Risks Related to Investments

The Company has investments, which are assessed through the equity method of accounting and acquisition cost. Brasil Telecom S.A., Nova Tarrafa Participações Ltd. And Nova Tarrafa Inc. are subsidiaries, whose investments are assessed by the equity accounting.

The investments assessed at cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company in case of loss of part of these investments.

The amounts related to the investments are as follows:

	09/30/06		06/30/06
	Book Value	Market Value	Book Value	Market Value
Investments	3,699,366	5,582,298	3,658,941	6,920,058
Interest in Subsidiaries	3,692,072	5,575,004	3,651,650	6,912,767
With Stock Exchange Quotation	3,659,515	5,542,447	3,615,932	6,877,049
Without Stock Exchange Quotation	32,557	32,557	35,718	35,718
Other Investments	7,294	7,294	7,291	7,291

The Stock Exchange quotation investment refers to the interest in Brasil Telecom S.A. and its market value was evaluated based on the market quotation used in the negotiation between minority shareholders.

g. Financial Investments Risks

The company has temporary high-liquid investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on post-fixed, pre-fixed and foreign exchange rates, and post private securities issued by first-rate financial institutions (CDB’s) all subject to CDI, exclusive financial investment funds (FIFs), subject to exchange variation through futures contracts in dollar with the Futures and Commodities Exchange - BM&F, short-term financial investments, represented by securities issued by Republic of Austria, remunerated at a percentage of CDI average variation, overnight financial investments, own portfolio of CD issued by financial institutions abroad. Overnight investments, in exchange fund and deposit certificates are subject to exchange rate fluctuation risks. The overnight investments that have spread in this type of certificate and the Deposit Certificate (CD) investments, are subject to the issuing financial institution credit risk.

The Company maintains immediate financial investments at the amount of R$1,213,197 (R$859,553 on 06/30/06). Income earned in the quarter closing date is recorded as financial revenue and amounts to R$104,260 (R$110,607 in 2005). Amounts conferred on the consolidated financial statements are R$2,859,817 ($1,968,251 on 06/30/06), related to financial investments, and R$241,072 (R$297,095 in 2005), related to earnings.

Consolidated short-term investments – temporary investments are represented by the amount of R$197,027 (R$106,539 on 06/30/06) and income earned until the quarter closing date, recorded as financial revenue was R$6,131.

h. Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing, mentioned in note 35, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain minimum amounts for certain indicators are not reached, such as ratios of indebtedness, liquidity, cash generation and others.

Considering the provisions recognized by Brasil Telecom S.A in the financial statements of the fiscal year ended on 12/31/05 and provisions informed to the market by means of the Material Fact as of 01/04/06, the Subsidiary renegotiated, in February 2006, all the loan and hedge agreements that had financial covenants related to the Earnings before Interest, Taxes, Depreciation and Amortization – EBITDA.

For the financing agreements maintained by the Subsidiary with BNDES, the Bank is allowed to request the temporary block of amounts, given as guarantee in a linked account, in the event of non-compliance with the financial ratios established in the contracts. In view of the non-compliance with this clause, Brasil Telecom S.A. is subject to the partial and temporary block of its financial investments, in the approximate total amount of R$247,442, without prejudice of the remuneration to be received by the Company. Up to the quarter closing date, blocks in the consolidated investment fund of Brasil Telecom S.A. in the amount of R$192,156 (R$191,439 on 06/30/06,) which were reclassified for the item of contractual retentions, mentioned in note 25. The release of the blocked amounts will take place when Brasil Telecom S.A. returns to complying with the financial relations set forth in the agreements or it is successful in the negotiation of adequacy of financial covenants negotiated. BNDES granted a renouncement in relation to the possible declaration of early maturity in view of the new non-compliance with the financial ratios.

Taking into account the new reality of telecommunications industry, the Subsidiary and BNDES are in phase of negotiations of new financial ratios for the current agreements and for the new financing agreement related to the three-year period between 2006 and 2008.

i. Regulatory Risks

On 12/22/05, new local and domestic long distance concession agreements were entered into by Brasil Telecom S.A., which took effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, starting in 2006 fiscal year, whose initial payment incur on 04/30/07 and then successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;
  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;
  The possibility of the Regulating Agency to impose mandatory alternative plans;
  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;
  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
  The creation of the users’ board in each concession;

Additionally, the regulation connected to the new concession agreement provides for changes in the local calls tariff system, which change from pulse to minute in the regular hours, in amounts of the public tariffs and in the readjustment criteria, which had the individual excursion factor reduced from 9% to 5% and will be then defined by a sector index - IST, in which composition the highest weight is IPCA.

On their turn, the interconnection tariffs, as provided for, are then defined as a percentage public tariff until the implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

ANATEL, on February 23, 2006, issued the Resolution 432, postponing for a twelve-month period the dates mentioned in Rule 423, as of 12/06/05, which deals with the Amendment to the Tariff System of STFC Basic Plan in the Local Modality Rendered under Public Scheme.

It is not possible to assess, on the date this quarterly information was prepared, the future impacts to be generated by such regulation change.

Legislative Bill of Change in Telecommunications Act (“LGT”)

At the beginning of March 2006, the Executive Branch sent to the Brazilian Congress the Legislative Bill 6,677 to amend LGT 9,472, as of 07/16/97, whose content is essentially enabling the adoption of distinctive criteria based on the social-economic condition of the aspirant-user, with the purpose of reducing the social disparities and facilitate the access to telecommunications services publicly provided.

Due to the lack of objective elements it is not possible to evaluate, on the date of the preparation of this quarterly information, the future impacts which will be produced in the Brasil Telecom S.A.’s businesses, if the referred legislative bill is approved at the Brazilian Congress.

ANATEL Resolution 438

On 07/13/2006 the Resolution 438 was published and took effect, which approves the new Remuneration Regulation for the Use of Networks of Personal Mobile Service Providers – SMP, revoking the Resolution 319/02.

The major alterations are:

  Obligatoriness of implementing the hour modulation for the network remuneration – VU-M at same hours and percentages applicable to the public tariff.
  Change of criterion for the payment of VU-M amounts, which now is due whenever the SMP provider network is used to start or end calls, in opposition to the previous regulation when only VU-M was due upon out phone traffic in a given direction higher than fifty-five per cent (55%) of the total traffic run through.

The implementation of such Resolution incurred in a decrease of the consolidated net income, compared to the previous criteria, of about R$8,054, free of minority interest.

Overlapping of Licenses

When the certification for achieving the universalization targets for 2003 was received, set forth by ANATEL, Brasil Telecom S.A. had already provided the fixed telephony service (“STFC”) in the local and domestic long distance modalities (“LDN”) intra-regional in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of Subsidiary’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect interest in the Company or Brasil Telecom S.A., these ones and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by Brasil Telecom S.A. and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and Brasil Telecom S.A. and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also subject-matter of discussion in the Brazilian Court and in arbitration involving controlling shareholders. Whether or not confirming the validity of April 2005 agreements, there is the possibility of assets related to fixed and mobile segments (see Note 43) eventually loose their value, as a result of overlapping of operations or sanctions from ANATEL.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on the final decision of ANATEL, these sanctions could have an adverse and material effect on businesses and operations conferred to the Company and of 14 Brasil Telecom Celular S.A.

On October 18, 2006, the Board of Executive Officers of ANATEL, by means of its press agency, informed its decision to approve the operation presented by Telecom Itália Internacional (TII) with the purpose of unmaking the concession overlapping of the Personal Mobile Service (SMP) in Region II of the General Plan of Authorizations (PGA) and of the domestic and international long distance Switched Fixed Telephone Service (STFC) in regions I, II and III of the General Concession Plan (PGO).

The Agency maintained the prohibitions related to the vote and veto exercise in the resolutions related to the STFC services (LDN and LDI) and SMP. The operation is about the transfer, to Brasilco S.r.l. (a wholly-owned subsidiary of TII, with headquarters in Italy), of the total voting shares held by TII in the capital stock of Solpart Participações S.A. (corresponding to 38%), the parent company of Brasil Telecom Participações S. A., of Brasil Telecom S. A. and of 14 Brasil Telecom Celular S. A. The stake of TII in Brasilco will be managed independently by Credit Suisse Securities (Europe) Limited.

With the effective implementation of the operation until October 28, 2006, the concession overlapping for the SMP exploration in Region II of PGA and domestic and international long distance STFC in regions I, II and III of PGO would cease, as a communication of ANATEL of October 18, 2006, mentioned above.

On October 27, 2006, the Company received the terms of resignation, dated October 20, 2006, from two members of its Board of Directors pointed by TII, as well as its respective alternate members. Also, on October 27, 2006, the Company received a letter from its controlling shareholder, SOLPART PARTICIPAÇÕES S.A., informing that TII had already transferred the shares in the terms approved by Anatel - however, within the deadline. On October 30, 2006, the Company disclosed to the market a material fact related to these two topics.

With Anatel’s possible approval of the documentation presented by TII to the Agency on October 27, 2006, confirming the operation implementation until October 28, 2006, the concession overlapping for SMP exploration in Region II of PGA and domestic and international long distance in regions I, II and III of PGO would cease.

Regarding the “Merger Agreement” mentioned in this note, the subsidiary Brasil Telecom S.A. and BrT Celular started on March 15, 2006 arbitration against TII and TIM, aiming at annulling it. The Subsidiary disclosed material fact about this matter on March 16, 2006.

TII and TIM sent to the Company and to BrT Celular a correspondence dated as of May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed right for recovery damages. The Company published a material fact about it on May 2, 2006. The arbitration is currently in progress.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company, its subsidiary Brasil Telecom S.A. and the companies controlled by it. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

As from the split of the only pension plan managed by SISTEL, the PBS, in January 2000, already predicted the evolution trend for a new stage. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This trend also occurred in other main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, rendered management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005 up to September 30, 2006. From this date on, Fundação 14 took over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by then Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, concerning the defined contribution, this plan started being offered as of March 2005. TCSPREV currently provides assistance to nearly 63.1% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$19,520.40 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. Until the quarter, contributions by the sponsor to the TCSPREV group represented 5.34% of the payroll of the plan participants. For employees, the contributions represented 5.27% .

The contributions of the party-company in the quarter were R$11,278 (R$11,320 in 2005).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/05, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
The Sponsor makes contributions for this plan corresponding to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

The contributions to PAMA, in the part attributed to the Sponsor, in the quarter were R$82 (R$82 in 2005).

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by the Company at the end of 2000. The main purpose of Brasil Telecom S.A. sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 30.4% of the staff.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.14% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$20,193.00 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits. The Company’s contributions in the quarter represented 8.90% of the payroll of the plan participants, whilst the employee contribution was 5.11% .

The contributions of the party-company in the quarter were R$9,071 (R$6,602 in 2005).

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
The regular contribution by the sponsor in the quarter was of 3.65% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate in the same year was 3.65% . With the Alternativo Plan - Brasil Telecom, the participants also pay an entry fee depending on the age of joining the plan.

The normal contributions of the Sponsor in the quarter were R$10 (R$11 in 2005).

The mathematical reserve to amortize, corresponding to the current value of the sponsor’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 01/25/02. Of the maximum period established, 15 years and 3 months still remain for complete settlement, and in the quarter the amount of R$96,149 (R$74,001 in 2005) was amortized.

b. Stock Option Plan for Management and Employees

The subsidiary Brasil Telecom S.A.’s Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock call options to its officers and employees including the ones subject to its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other respective partnership’s shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A
This program is granted as an extension of the performance objectives established by the Board of Directors for a five-year period. Until the quarter closing date, no option had been granted.

Program B
The exercise price is established by the management committee based on the market price of one thousand shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the way and terms presented as follows:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December, 2004 until the quarter closing date options were not granted.

Information related to the general plan to grant call options is summarized below:

	09/30/2006
	Preferred Share Options (Thousand)	Average Exercise Price R$
Balance on 06/30/06	299,908	13.00
Extinguished Options	29,106	13.00
Balance on 09/30/06	270,802	13.00

There has been no granting of call options exercised until the quarter closing date and the representation of the options balance in relation to the total of outstanding shares of subsidiary Brasil Telecom S.A. is 0.05% (0.05% on June 30, 2006).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black&Scholes method, would be R$532 (R$1,171 in 2005) to the Subsidiary.

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are under discussion in administrative and judicial spheres and in several levels, from lower courts to the extraordinary ones.

It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual and procedural status related to each lawsuit.

Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal advisors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

Provisions for tax contingencies mainly refer to issues related to tax collections resulting from different interpretations of the legislation on the part of the Company’s legal advisors, subsidiaries and tax authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony programs and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/06	06/30/06	09/30/06	06/30/06
Provisions	4,173	4,692	1,011,465	992,784
Labor	-	-	534,993	543,883
Tax	4,121	3,986	160,505	151,729
Civil	52	706	315,967	297,172
Linked Judicial Deposits	-	(655)	(300,170)	(415,030)
Labor	-	-	(278,643)	(329,147)
Tax	-	-	(2,469)	(2,636)
Civil	-	(655)	(19,058)	(83,247)
Total Provisions, Net of Judicial Deposits	4,173	4,037	711,295	577,754
Current	13	12	172,334	135,823
Long-term	4,160	4,025	538,961	441,931

Labor

The variations which took place in the current year, until the quarter closing date, are the following:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	-	567,273
Variations to the Result	-	142,540
Monetary Restatement	-	47,111
Revaluation of Contingent Risks	-	66,675
Provision of New Shares	-	28,754
Payments	-	(174,820)
Subtotal I (Provisions)	-	534,993
Linked Judicial Deposits on 12/31/05	-	(332,540)
Variations of Judicial Deposits	-	53,897
Subtotal II (Judicial Deposits)	-	(278,643)
Balance on 09/30/06, Net of Judicial Deposits	-	256,350

The main objects that affect the labor contingencies provisioned are the following:

(i)
Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)
Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. The effects are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employees’ salaries;

(iii)
Career Plan - related to the request for application of the career and salaries plan for employees of Brasil Telecom S.A., the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)
Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the subsidiary Brasil Telecom S.A., made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v)	Overtime – refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii)	Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii)
Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	3,780	164,848
Variations to the Result	341	79,824
Monetary Restatement	397	11,771
Revaluation of Contingent Risks	(56)	64,666
Provision of New Shares	-	3,387
Payments	-	(84,167)
Subtotal I (Provisions)	4,121	160,505
Linked Judicial Deposits on 12/31/05	-	(1,281)
Variations of Judicial Deposits	-	(1,188)
Subtotal II (Judicial Deposits)	-	(2,469)
Balance on 09/30/06, Net of Judicial Deposits	4,121	158,036

The other main provisioned lawsuits refer to the following controversies:

(i)
Social Security – related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary;

(ii)
Federal Taxes – several assessments challenging supposed irregularities committed by the Company, such as undue tax losses carryforward taken place prior to the merger of the other operators of the Region II of the PGO; and

(iii)	State Taxes – ICMS credits, whose validity is questioned by the State Tax Authorities.

Civil

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	675	276,693
Variations to the Result	493	112,947
Monetary Restatement	32	13,847
Revaluation of Contingent Risks	459	45,215
Provision of New Shares	2	53,885
Payments	(1,116)	(73,673)
Subtotal I (Provisions)	52	315,967
Linked Judicial Deposits on 12/31/05	(1,234)	(22,043)
Variations of Judicial Deposits	1,234	2,985
Subtotal II (Judicial Deposits)	-	(19,058)
Balance on 09/30/06, Net of Judicial Deposits	52	296,909

The lawsuits provided for are the following:

(i)
Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the subsidiary Brasil Telecom S.A., asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT, actual Rio Grande do Sul Branch, belonging to subsidiary Brasil Telecom S.A. in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)
Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/06	06/30/06	09/30/06	06/30/06
Labor	1,485	-	478,701	455,293
Tax	33,612	32,448	2,066,925	2,267,714
Civil	-	-	557,449	538,118
Total	35,097	32,448	3,103,075	3,261,125

Labor

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	-	419,169
Monetary Restatement	-	44,424
Revaluation of Contingent Risks	-	(84,837)
New Shares	1,485	99,945
Amount estimated on 09/30/06	1,485	478,701

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	30,065	2,205,388
Monetary Restatement	3,520	229,354
Revaluation of Contingent Risks	-	(611,878)
New Shares	27	244,061
Amount estimated on 09/30/06	33,612	2,066,925

The main existing lawsuits are represented by the following objects:

(i)	INSS assessments, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary supposedly owed by the company;

(ii)	Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(iii)	Public class suits questioning the alleged transfer of PIS and COFINS to the end consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS – official notifications with the supposed levy in the activities described in the Agreement 69/98;

(vii)	Withholding Income Tax – on operations related to the protection for debt coverage;

(viii)
The Fund for Universalization of Telecommunications Service – FUST, by virtue of illegal retroactivity, according to the Company’s understanding of the change in the interpretation of its calculation basis by ANATEL; and

(ix)	ISS – supposed levy on auxiliary services to communication.

Civil

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	-	1,779,336
Monetary Restatement	-	27,863
Revaluation of Contingent Risks	-	(1,425,055)
New Shares	-	175,305
Amount estimated on 09/30/06	-	557,449

The main lawsuits are presented as follows:

(i)
Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend, along Brasil Telecom S.A., to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice.

During the current year these proceedings were strongly reviewed as to the calculation of the amounts involved and to the risk exposure, resulting in the reduction of their amount;

(ii)	Lawsuit for damages and consumer; and

(iii)
Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Contingencies for Remote Risk

In addition to the claims mentioned, still there are contingencies considered of a remote risk, whose amounts are shown as follows:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/06	06/30/06	09/30/06	06/30/06
Labor	-	-	145,347	143,660
Tax	25,300	24,409	609,260	530,381
Civil	38,350	37,956	344,640	331,255
Total	63,650	62,365	1,099,247	1,005,296

Letters of Guarantee

The Company maintains letters of guarantee agreements executed with financial institutions, in the amount of R$13,740 (R$13,740 on 06/30/06), characterized as supplementary guarantee for judicial proceedings in temporary execution. These guarantees are contracted by an undetermined term and the respective charge varies from 0.65% to 1.20% p.a., representing an average rate of 0.87% p.a. For consolidated effects, the letters of guarantee with such purpose represent R$733,303 (R$638,476 on 06/30/06) and the charges vary from 0.45% to 2.00% p.a., resulting in a rate equivalent to 0.78% p.a.

Judicial deposits related to contingencies of probable and remote risk of loss are described in note 24.

b. Contingent Assets

As follows, the tax claims promoted by the Company and Brasil Telecom S.A. are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers.

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law.

Part of the lawsuits filed by the Subsidiary, referring to the increase in COFINS calculation basis, to became final and unappellable during the current year. The subsidiary recorded credits in the amount of R$93,897.

The judgments of the other lawsuits are being awaited, whose the success assessment in future entry of funds is assessed as probable, in which the recoverable estimates amount non recognized on an accounting basis is R$136,139 (R$118,661 of CONFINS and R$17,478 of PIS) to the Company and R$156,458 (R$162,024 on 06/30/06) to the Consolidated, being R$123,679 of CONFINS and R$32,779 of PIS.

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

The Company is authorized to increase its capital stock, according to a resolution of the Board of Directors, in a total limit of 700,000,000,000 (seven hundred billion) in common or preferred shares, observing the legal limit of two thirds (2/3) for the issuance of non-voting preferred shares.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in the one paragraph of articles 11 and 14 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the date of the end of the quarter is R$2,596,272 (R$2,596,272 as of 03/31/06) represented by shares without par value as follows:

In thousands of shares
Type of Shares	Total Shares		Treasury Stock		Outstanding Shares
	09/30/06	06/30/06	09/30/06	06/30/06	09/30/06	06/30/06
Common	134,031,688	134,031,688	1,480,800	1,480,800	132,550,888	132,550,888
Preferred	229,937,526	229,937,526	-	-	229,937,526	229,937,526
Total	363,969,214	363,969,214	1,480,800	1,480,800	362,488,414	362,488,414

	09/30/06	06/30/06
Book Value per thousand Outstanding Shares (R$)	14.55	14.35

In the determination of the book value calculation by thousand shares the common shares held in treasury are deducted.

b. Treasury Stock

Treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On 09/13/04, the material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred and ordinary stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale.

The quantity of treasury stocks was the following:

	09/30/06		06/30/06
	Ordinary shares (thousands)	Amount	Ordinary shares (thousands)	Amount
Opening balance in the quarter	1,480,800	20,846	1,480,800	20,846
Closing balance in the quarter	1,480,800	20,846	1,480,800	20,846

Historical cost in the acquisition of treasury stock (R$ per thousand shares)	09/30/06	06/30/06
Weighted Average	14.08	14.08
Minimum	12.40	12.40
Maximum	17.00	17.00

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, there were no disposals of ordinary shares purchased.

Market Value of Treasury Stocks

The market value of treasury stocks on the quarter closing date was the following:

	09/30/06	06/30/06
Number of common shares held in treasury (thousands of shares)	1,480,800	1,480,800
Quotation per thousand shares on BOVESPA (R$)	25.30	28.55
Market value	37,464	42,277

The Company maintains the balance of treasury stocks in an own account in its accounting. For presentation purposes, the retained earnings account balance, which originated the repurchase of such shares, is represented as follows:

	09/30/06	06/30/06
Balance presented in Accounting	2,108,668	2,034,327
Treasury Stocks	(20,846)	(20,846)
Retained Earnings Balance, net of Treasury Stocks	2,087,822	2,013,481

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Other Capital Reserves: formed by the contra entry of the funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Unrealized Income Reserve: constituted in the years in which the mandatory dividend amount, calculated in accordance with the bylaws or article 202 of Law 6404/76, exceeded the realized portion of the net income for the year. The reserve may absorb losses in subsequent years or, when realized, comprises the adjusted net income calculation for purposes of distribution of dividends. According to the update promoted by Law 10.303/01, the income recorded in the unrealized income reserve as from 2002 shall be considered by the amount of the own postponed dividend. However, the unrealized income reserve during the effectiveness of the previous rule, when realized, will continue to comprise the calculation basis of the dividends, which is the case of the unrealized income reserve existing in the Company.

Retained Earnings: they are composed of remaining income balances of net income for the year, adjusted according to the terms of article 202 of Law 6404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the company’s Bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with art.44 of the Company’s Bylaws.

The interest on shareholders’ equity credited to shareholders and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2006 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	09/30/06	09/30/05
Interest on Shareholders’ Equity – JSCP – Credited	185,300	216,600
Common Shares	67,759	79,204
Preferred Shares	117,541	137,396
Withholding tax (IRRF)	(27,795)	(32,490)
Net interest on Shareholders’ Equity	157,505	184,110

9. OPERATING REVENUE FROM SERVICES RENDERED AND GOODS SOLD

CONSOLIDATED
	09/30/06	09/30/05
Fixed Telephony Service

Local Service	5,206,424	5,407,463
Activation fees	19,556	19,863
Subscription	2,636,017	2,615,408
Measured service charges	1,041,903	1,109,335
Mobile Fixed - VC1	1,473,040	1,606,281
Rent	1,163	1,125
Other	34,745	55,451

Long Distance Service	2,048,586	2,284,425
Intra-Sectorial Fixed	663,109	751,727
Intra-Regional (Inter-Sectorial) Fixed	230,002	298,471
Inter Regional Fixed	196,349	229,500
VC2	519,204	558,714
Fixed Origin	209,232	222,208
Mobile Origin	309,972	336,506
VC3	405,930	398,832
Fixed Origin	166,082	165,923
Mobile Origin	239,848	232,909
International	33,992	47,181

Interconnection	328,249	485,250
Fixed x Fixed	223,262	300,720
Mobile x Fixed	104,987	184,530

Lease of Means	246,932	223,300
Public Telephony Service	402,175	351,129
Supplementary Services, Intelligent Network and Advanced Telephony	264,564	247,831
Other	31,654	27,765

Total of Fixed Telephony Service	8,528,584	9,027,163

Mobile Telephony Service

Telephony Service	673,840	296,437
Subscription	200,925	122,640
Utilization	273,464	141,801
Roaming	9,389	1,271
Interconnection	172,716	25,738
Other Services	17,346	4,987

Sale of Goods	189,817	183,538
Cell Phones	182,508	170,498
Electronic Cards - Brasil Chip, Accessories and Other Goods	7,309	13,040

Total of Mobile Telephony Service	863,657	479,975

… continued	CONSOLIDATED
	09/30/06	09/30/05
Data Transmission Services and Other

Data Transmission	1,454,226	1,082,155
Other Services of Main Activities	262,904	288,567

Total of Data Transmission Services and Other	1,717,130	1,370,722

Gross Operating Revenue	11,109,371	10,877,860

Deductions from Gross Revenue	(3,553,752)	(3,331,064)
Taxes on Gross Revenue	(3,166,026)	(3,116,632)
Other Deductions on Gross Revenue	(387,726)	(214,432)

Net Operating Revenue	7,555,619	7,546,796

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

CONSOLIDATED
	09/30/06	09/30/05
Depreciation and Amortization	(1,689,970)	(1,704,902)
Interconnection	(1,541,096)	(1,761,286)
Third-Party Services	(672,826)	(600,191)
Rent, Leasing and Insurance	(260,500)	(305,876)
Goods Sold	(199,593)	(225,151)
Personnel	(133,982)	(101,906)
Means of Connection	(75,095)	(46,902)
Material	(53,311)	(53,605)
Burden of the Concession	(50,435)	-
FISTEL	(36,375)	(50,434)
Employees Profit Sharing	(17,101)	(13,624)
Other	(3,228)	(3,996)
Total	(4,733,512)	(4,867,873)

11. COMMERCIALIZATION OF SERVICES (Sales expenses)

The expenses related to commercialization activities are detailed according to the following nature:

CONSOLIDATED
	09/30/06	09/30/05
Third-Party Services	(545,134)	(637,099)
Losses on Accounts Receivable	(304,971)	(249,950)
Personnel	(177,748)	(169,445)
Material	(20,105)	(22,609)
Employees and Management Profit Sharing	(16,901)	(15,648)
Depreciation and Amortization	(12,359)	(12,312)
Rent, Leasing and Insurance	(6,418)	(4,901)
Allowance/Reversal for Doubtful Accounts	16,470	(41,878)
Other	(22,433)	(23)
Total	(1,089,599)	(1,153,865)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Third-Party Services	(6,097)	(11,627)	(532,561)	(543,475)
Depreciation and Amortization	(235)	(282)	(241,950)	(206,129)
Personnel	(3,374)	(4,878)	(139,568)	(146,786)
Rent, Leasing and Insurance	(2,720)	(3,680)	(31,311)	(32,259)
Employees and Management Profit Sharing	-	(1,919)	(25,669)	(26,236)
Material	-	(56)	(16,139)	(10,759)
Other	(9)	(11)	(1,611)	(1,460)
Total	(12,435)	(22,453)	(988,809)	(967,104)

13. OTHER OPERATING REVENUES (EXPENSES)

The remaining revenue and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Recovery of Taxes and Recovered Expenses	2,742	775	134,673	60,611
Operating Infrastructure Rent and Other	-	-	63,095	48,989
Technical and Administrative Services	3,104	1,599	45,639	38,486
Fines	(23)	(8)	42,384	62,829
Reversal of Other Provisions	47	-	22,816	11,268
Subsidies and Donations Received	-	-	9,166	-
Dividends of Investments Evaluated by Acquisition Cost	3	-	265	1,528
Contingencies – Provision(1)	(834)	(902)	(335,311)	(147,568)
Goodwill Amortization on the Acquisition of Investments	-	(1,409)	(61,324)	(75,097)
Taxes (Other than Gross Revenue, Corporate Income Tax and
Social Contribution)	(492)	(667)	(58,792)	(56,605)
Pension Funds – Provision and Administrative Costs	-	-	(28,270)	(93,892)
Court Fees	-	-	(24,630)	(7,207)
Donations and Sponsorships	(10)	-	(6,321)	(6,972)
Litigation Agreement with Telecommunications Companies	-	-	(5,606)	18,272
Indemnifications – Labor, Telephony and Other	-	-	(87)	(10,372)
Loss In Write-off of Repair/Resale Inventories	-	-	(36)	(445)
Other Revenues	(152)	(185)	(161)	(3,682)
Total	4,385	(797)	(202,500)	(159,857)
Other Operating Revenues	5,933	2,391	372,632	266,198
Other Operating Expenses	(1,548)	(3,188)	(575,132)	(426,055)

Revenues and expenses of the same nature are represented by the net VALUE. (1) Provisions for contingencies are described in Note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Financial Revenues	182,615	261,352	464,984	745,289
Domestic Currency	180,832	260,490	461,664	445,028
On Rights in Foreign Currency	1,783	862	3,320	300,261
Financial Expenses	(236,928)	(308,149)	(929,878)	(1,230,043)
Domestic Currency	(41,581)	(61,486)	(539,071)	(495,141)
On Liabilities in Foreign Currency	(10,047)	(30,063)	(125,335)	(439,546)
Interest on Shareholders’ Equity	(185,300)	(216,600)	(265,472)	(295,356)
Total	(54,313)	(46,797)	(464,894)	(484,754)

15. NON-OPERATING REVENUES (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Provision for Tax Incentives Losses	-	-	(14,473)	-
Result in the Write-off of Property, Plant and Equipment and
Deferred Assets	15	51	(11,996)	(15,589)
Amortization of Goodwill on Merger	-	-	(5,859)	(98,869)
Provision/Reversal for Investment Losses	225	82	5,394	(1,259)
Provision/Reversal for Realization Amount and Losses of Property,
Plant and Equipment	-	-	3,541	7,421
Gain (Loss) with Investments	60	2,387	102	2,387
Other Non-operating Expenses	-	-	(105)	(286)
Total	300	2,520	(23,396)	(106,195)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on income recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
Income Before Taxes and after Employees and Management Profit Sharing	09/30/06	09/30/05	09/30/06	09/30/05
	56,939	(91,742)	52,909	(192,852)
Income of Companies Not Subject to Income Tax and Social Contribution Calculation	-	-	52,241	60,664
Total of Taxable Income	56,939	(91,742)	105,150	(132,188)
Corporate Income Tax – IRPJ
IRPJ on Taxable Income (10%+15%=25%)	(14,235)	22,936	(26,288)	33,047
Permanent Additions	(13,595)	(49,437)	(28,971)	(61,828)
Amortization of Goodwill	-	(352)	(6,468)	(33,126)
Equity in Subsidiaries	(13,115)	(47,681)	-	-
Exchange Variation on Investments	(36)	-	(5,022)	-
Investment Losses	-	-	(3,618)	-
Other Additions	(444)	(1,404)	(13,863)	(28,702)
Permanent Exclusions	1,767	1,947	9,337	10,956
Equity in Subsidiaries	1,695	1,888	-	-
Dividends of Investments Evaluated by Acquisition Cost /Dividends Barred by Law	1	-	66	382
Federal Tax Recoverable	-	-	1,387	3,956
Other Exclusions	71	59	7,884	6,618
Tax losses Carryforward	-	-	1,813	2,499
Other	19	16	1,716	711
Expense of IRPJ on Statement of Income	(26,044)	(24,538)	(42,393)	(14,615)
Social Contribution on Net Income - CSLL
CSLL on Taxed Results (9%)	(5,125)	8,257	(9,464)	11,897
Permanent Additions	(4,893)	(17,725)	(9,389)	(21,231)
Amortization of Goodwill	-	(127)	(2,329)	(11,925)
Equity in Subsidiaries	(4,721)	(17,165)	-	-
Exchange Variation on Investments	(13)	-	(1,808)	(5,486)
Investments Losses	-	-	(1,303)	-
Other Additions	(159)	(433)	(3,949)	(3,820)
Permanent Exclusions	636	701	2,789	3,874
Equity in Subsidiaries	610	465	-	-
Dividends of Investments Evaluated by Acquisition Cost /Dividends Barred by Law	-	-	24	138
Federal Tax Recoverable	-	-	499	1,424
Other Exclusions	26	236	2,266	2,312
Compensation of Negative Calculation Basis	-	-	653	899
Other	(75)	-	(46)	-
Effect of CSLL on Statement of Income	(9,457)	(8,767)	(15,457)	(4,561)
Effect of IRPJ and CSLL on Statement of Income	(35,501)	(33,305)	(57,850)	(19,176)

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Cash	-	-	4,745	4,555
Bank Accounts	108	140	31,355	61,874
High-Liquid Investments	1,213,197	859,553	2,859,817	1,968,251
Total	1,213,305	859,693	2,895,917	2,034,680

High-liquid investments represent amounts invested in exclusive funds managed by financial institutions, guaranteed in federal bonds and private securities (CDB’s) of first-rate institutions, both with average profitability equivalent to interbank deposit rates DI CETIP (CDI), in exclusive funds managed by financial Institutions and guaranteed in futures contracts of dollar traded at the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earn exchange rate variation plus interest of 5.0% p.a., and deposit certificates issued by foreign financial institutions.

The subsidiary Brasil Telecom S.A. and the companies under its control are subject to the partial and temporary block of its financial investments, at the approximate total amount of R$247,442 and there is no loss of the remuneration to be received by it. Such retention is due to the fact that the Subsidiary did not reach certain minimum amounts for certain financial ratios, established in agreements entered into with BNDES. Further information about the block and its duration period can be checked in Note 5 h. Up to the quarter closing date, Brasil Telecom S.A. and Freelance were notified about retentions which took place in its investment funds portfolios at the amount of R$92,156 (R$91,439 on 06/30/06) and R$100,000 (R$100,000 on 06/30/06), respectively, representing R$192,156 (R$191,439 on 06/30/06) to the Consolidated. The retained amounts were reclassified from high-liquid investments to the item contractual retentions, in current assets.

The breakdown of high-liquid investment portfolio, on the quarter closing date, is presented below:

PARENT COMPANY
	09/30/06
Financial Institution	Investments Nature				Rectifiers		Total
	LTN (swap coverage)	LFT	Over Selic	CDB	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	122,417	36,707	375	-	(1,628)	(74)	157,797
Banco do Brasil	93,867	137,640	4,143	-	(1,980)	(42)	233,628
Bradesco	144,338	34,593	23,266	-	(1,445)	(3)	200,749
Itaú	116,919	10,139	8,986	-	(1,328)	(57)	134,659
Safra	56,047	40,260	324	9,662	(778)	-	105,515
Western AM	353,209	30,721	15	-	(2,989)	(107)	380,849
Total Exclusive Funds	886,797	290,060	37,109	9,662	(10,148)	(283)	1,213,197
Total High-Liquid Investments	886,797	290,060	37,109	9,662	(10,148)	(283)	1,213,197

CONSOLIDATED
	09/30/06
Financial Institution	Investments Nature
	LTN (swap coverage)	LFT	Over Selic	CDB	NBC-E	Open Investment Funds (Fixed Income)
Exclusive Funds
ABN Amro	188,266	56,452	577	-	-	-
Banco do Brasil	290,134	359,856	27,473	-	-	-
Bradesco	195,753	46,915	31,553	-	-	106
CEF	109,471	47,851	36,033	7,041	-	-
Itaú	234,216	20,312	18,001	-	-	-
Safra	75,502	45,167	438	13,465	-	-
Santander	222,443	76,067	298	-	28,228	-
Unibanco	183,541	95,988	8,236	8,079	-	-
Votorantim	91,673	71,458	43,366	15,326	-	-
Western AM (Legg Mason)	353,210	30,721	15	-	-	-
Total Exclusive Funds	1,944,209	850,787	165,990	43,911	28,228	106
Other Investments
BankBoston	-	-	-	-	-	17,783
Safra – New York	-	-	-	444	-	-
Smith Barney	-	-	-	27	-	19,528
Other Institutions	-	-	-	6,737	-	5,825
Total of Other Investments	-	-	-	7,208	-	43,136
Total High-Liquid Investments	1,944,209	850,787	165,990	51,119	28,228	43,242
continued

continued	CONSOLIDATED
	09/30/06
Financial Institution	Investments Nature		Rectifiers
	Overnight	NTN-D	Provision for Income Tax	Liabilities	Total
Exclusive Funds
ABN Amro	-	-	(2,444)	(114)	242,737
Banco do Brasil	-	-	(5,367)	(182)	671,914
Bradesco	-	-	(2,029)	(4)	272,294
CEF	-	-	(1,865)	(57)	198,474
Itaú	-	-	(2,421)	(114)	269,994
Safra	-	-	(1,101)	-	133,471
Santander	-	1,090	(2,754)	(345)	325,027
Unibanco	-	-	(2,268)	(78)	293,498
Votorantim	-	-	(2,667)	(5)	219,151
Western AM (Legg Mason)	-	-	(2,989)	(107)	380,850
Total Exclusive Funds	-	1,090	(25,905)	(1,006)	3,007,410
Other Investments
BankBoston	-	-	-	-	17,783
Safra – New York	8,544	-	-	-	8,988
Smith Barney	-	-	-	-	19,555
Other Institutions	-	-	-	-	12,562
Total of Other Investments	8,544	-	-	-	58,888
Total High-Liquid Investments	8,544	1,090	(25,905)	(1,006)	3,066,298

Partial block by judicial determination, considered in Judicial Deposits	(14,325)
Total High-Liquid Financial Investments, Net of Contractual Retentions	2,859,817

Exclusive funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05(1)	09/30/06	09/30/05(1)
Operating Activities
Net Income for the Period	206,738	91,553	202,580	89,008
Minority Interest	-	-	57,951	(5,680)
Income Items not Affecting Cash	28,947	36,226	2,969,042	3,036,276
Depreciation and Amortization	235	1,691	2,011,462	2,097,309
Provision for Contingencies	834	902	335,311	147,568
Losses on Accounts Receivables from Services	-	-	304,971	249,950
Allowance for Doubtful Accounts	-	-	(16,470)	41,878
Deferred Taxes	(17,648)	11,938	302,129	392,420
Provision for Pension Funds	-	-	28,270	93,892
Income in Permanent Assets Write-off	(240)	(133)	3,471	15,646
Equity in Subsidiaries	45,826	24,215	-	-
Other (Revenues) Expenses	(60)	(2,387)	(102)	(2,387)

Equity Changes	27,793	311,564	(1,307,105)	(1,379,140)
Taxes	84,380	(28,785)	(420,947)	(716,226)
Provisions for Contingencies	118	(2)	(276,966)	(133,539)
Trade Accounts Receivable	-	-	(202,291)	(511,411)
Contractual Retentions	-	-	(192,156)	-
Judicial Deposits	10,508	(15,293)	(177,044)	(161,082)
Accounts Payable and Accrued Expenses	(52,844)	50	(111,470)	(31,416)
Provisions for Pension Plans	-	-	(96,149)	(74,001)
Financial Charges	10,097	(19,048)	120,287	(11,310)
Inventories	-	-	34,881	105,380
Payroll, Social Charges and Benefits	(55)	(230)	23,256	34,128
Other Assets and Liabilities Accounts	(24,411)	374,872	(8,506)	120,337
Cash Flow from Operating Activities	263,478	439,343	1,922,468	1,740,464

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the
Period	(295,798)	(689,597)	(394,432)	(872,758)
Loans and Financing	(285,544)	(163,673)	174,013	(319,012)
Loans Obtained	(13,355)	-	1,115,149	269,561
Loans Settled	(272,189)	(163,673)	(941,136)	(588,573)
Increase of Shareholders’ Equity	-	-	6,778	5,164
Operations with Own Shares	-	-	29	(62,272)
Cash Flow from Financing Activities	(581,342)	(853,270)	(213,612)	(1,248,878)

Investment Activities
Temporary Investments	567,685	443,621	(196,446)	2,742
Funds Obtained in the Sale of Permanent Assets	15	62	11,662	3,173
Investments in Permanent Assets	(825)	(1,895)	(1,241,928)	(1,377,998)
Dividends/JSCP Received from Subsidiaries	80,604	-	-	-
Cash Flow from Investment Activities	647,479	441,788	(1,426,712)	(1,372,083)

Cash Flow for the Period	329,615	27,861	282,144	(880,497)

Cash and Cash Equivalents
Closing Balance	1,213,305	856,644	2,895,917	2,346,096
Opening Balance (on December 31)	883,690	828,783	2,613,773	3,226,593
Variation of Cash and Cash Equivalents	329,615	27,861	282,144	(880,497)
(1) Reclassification in some lines of cash flows of 2005 took place, aiming at the adequacy to the way presented in the current year.

18. TEMPORARY INVESTMENTS

The subsidiary Brasil Telecom S.A. acquired securities issued by the Republic of Austria, with remuneration linked to CDI average variation percentage. The maturity of these securities will occur on 12/21/06 and 02/16/07, so the restated amount for the quarter closing date was R$197,027 (R$106,539 on 06/30/06).

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

CONSOLIDATED
	09/30/06	06/30/06
Billed Services	1,475,895	1,489,248
Services to be Billed	862,579	895,115
Sales of Goods	73,287	78,192
Subtotal	2,411,761	2,462,555
Allowance for Doubtful Accounts	(345,158)	(356,761)
Services Rendered	(338,501)	(350,375)
Sales of Goods	(6,657)	(6,386)
Total	2,066,603	2,105,794
Due	1,592,952	1,566,045
Past due:
01 to 30 Days	385,072	391,562
31 to 60 Days	115,953	129,318
61 to 90 Days	67,978	82,868
91 to 120 Days	55,390	71,215
More than 120 Days	194,416	221,547

20. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

CONSOLIDATED
	09/30/06	06/30/06
Inventory for Resale (Cell Phones and Accessories)	75,097	97,624
Maintenance Inventory	11,845	12,406
Provision for the Adjustment to the Realization Value	(32,015)	(37,896)
Provision for Potential Losses	(6,773)	(6,763)
Total	48,154	65,371

21. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30//06	06/30/06
Loans
Loans	97,400	97,400	105,782	106,430
Loans with Subsidiary	47,981	51,169	-	-
Financing
Debentures of Subsidiary	-	553,202	-	-
Total	145,381	701,771	105,782	106,430
Current	-	-	8,165	7,703
Long-term	145,381	701,771	97,617	98,727

Loans and financing in assets add up to R$97,400, related to the asset changed to Brasil Telecom Participações S.A. in TELEBRÁS’ spin-off process, related to liabilities of Telebrasília Celular S.A. and Telegoiás Celular S.A., for transfer of funds for financing of its expansions. Such amounts are subject to foreign exchange variation and interest between 11.55% p.a. and semiannual Libor plus 1% p.a. and 1.5% p.a. These loans were judicially challenged by the parent company of the mobile service operators and for this reason were not received in the terms defined in the agreements. The effects of the foreign exchange variation on these loans receivable were deferred for tax effects, and the corresponding deferred income tax and social contribution are recognized.

On October 30, 2006, the Company and the indebted companies entered into an agreement to solve this pendency, resulting in the settlement of loans on October 31, 2006, not generation losses to the Company.

The amounts referring to loans receivable of the subsidiary Brasil Telecom S.A., with maturity higher than one year, in the amount of R$6,514 (R$559,918 on 06/30/06), are being presented in long-term assets, pursuant to article 179 of the Corporate Law.

22. DEFERRED AND RECOVERABLE TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Deferred Taxes	15,791	11,085	1,372,573	1,330,420
Other taxes Recoverable	322,031	412,157	1,307,331	1,362,426
Total	337,822	423,242	2,679,904	2,692,846
Current	162,947	172,807	1,186,291	1,158,908
Long-term	174,875	250,435	1,493,613	1,533,938

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	399,972	366,252
Provisions for Contingencies	1,043	1,173	245,793	241,863
Provision for Pension Plan Actuarial Insufficiency Coverage	-	-	171,065	174,950
Allowance for Doubtful Accounts	-	-	85,900	90,656
ICMS - Agreement 69/98	-	-	59,192	56,280
Provision for Cofins/CPMF/INSS – Suspended Collection	14,372	9,763	29,057	24,204
Provision for Employee Profit Sharing	-	-	11,602	7,092
Provision for Inventory Material Loss	-		8,288	-
Provision for Suspended Collection - FUST	-	-	8,248	6,386
Provision for Losses- BIA	-		1,285	-
Unrealized Revenue	-	-	551	882
TJLP on debits included in REFIS	-	-	-	8,187
Other Provisions	-	(201)	12,284	22,431
Subtotal	15,415	10,735	1,033,237	999,183
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	144,312	132,076
Provisions for Contingencies	376	422	89,751	87,071
Provision for Pension Plan Actuarial Insufficiency Coverage	-	-	61,583	62,982
Allowance for Doubtful Accounts	-	-	30,924	32,636
Provision for Employee Profit Sharing	-	-	4,700	2,905
Provision for Inventory Material Loss	-	-	2,984	-
Provision for losses- BIA	-	-	463	-
Unrealized Revenue	-	-	198	318
TJLP on debits included in REFIS	-	-	-	2,947
Other Provisions	-	(72)	4,421	10,302
Subtotal	376	350	339,336	331,237
Total	15,791	11,085	1,372,573	1,330,420
Current	5	1,322	267,677	269,760
Long-term	15,786	9,763	1,104,896	1,060,660

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and in view of the closing of the fiscal years the technical study is submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the Fiscal Council.

PARENT COMPANY	CONSOLIDATED
2006	357	95,300
2007	3,938	285,860
2008	2,874	107,942
2009	2,874	115,292
2010	2,874	134,795
2011 to 2013	2,874	81,179
2014 to 2015	-	432,648
After 2015	-	119,557
Total	15,791	1,372,573
Current	5	267,677
Long-term	15,786	1,104,896

The recoverable amount expected after 2015 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled by the subsidiary Brasil Telecom S.A. according to the maximum remaining period of 15 years and 3 months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Subsidiary presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$131,416, attributed to the Consolidated, were not recorded due non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia, and BrT CSB, subsidiaries indirectly controlled.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
ICMS	-	-	618,386	535,964
Corporate Income Tax	289,834	381,832	435,345	508,029
PIS and COFINS	583	567	180,539	195,573
Social Contribution on Net Income	31,605	29,748	68,882	118,917
FUST	-	-	720	720
Other	9	10	3,459	3,223
Total	322,031	412,157	1,307,331	1,362,426
Current	162,942	171,485	918,614	889,148
Long-term	159,089	240,672	388,717	473,278

23. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC rate, maintained by Brasil Telecom S.A. and 14 Brasil Telecom Celular SA. as guarantee of the financing obtained through the Programa de Promoção do Desenvolvimento Integrado e Sustentável do Distrito Federal - PRÓ-DF (Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These long-term income securities, which amount to R$3,167 (R$2,915 on 06/30/06) related to the Consolidated, will be maintained during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

24. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss:

PARENT COMPANY	CONSOLIDATED
Subject to (by Nature of Demands)	09/30/06	06/30/06	09/30/06	06/30/06
Labor	-	-	147,818	76,623
Tax	4,788	45,937	100,792	164,055
Civil	-	461	112,830	29,235
Total	4,788	46,398	361,440	269,913
Current	-	-	72,288	56,214
Long-term	4,788	46,398	289,152	213,699

25. CONTRACTUAL RETENTIONS

They refer to the retained portion of investments funds of Brasil Telecom S.A. and Freelance, in view of the financing agreements maintained with BNDES. Further information is mentioned in note 5.h. The consolidated retained amount is R$192,156 (R$191,439 on 06/30/06).

26. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Advances to Suppliers	-	-	27,809	31,541
Advances to Employees	-	-	34,298	35,718
Receivables from Other Telecom Companies	-	-	11,832	8,296
Contractual Guarantees and Retentions	-	-	1,125	1,260
Prepaid Expenses	9,100	1,405	109,829	111,704
Compulsory Deposits	-	-	1,750	1,750
Assets for Sale	-	-	1,192	1,254
Other	2,687	1,795	10,622	11,993
Total	11,787	3,200	198,457	203,516
Current	9,801	3,200	146,007	151,390
Long-term	1,986	-	52,450	52,126

27. INVESTMENTS

	09/30/06	06/30/06	09/30/06	06/30/06
Investments Carried Under the Equity in Subsidiaries	3,692,051	3,651,629	-	-
Brasil Telecom S.A.	3,659,515	3,615,932	-	-
Nova Tarrafa Participações Ltda.	31,007	34,044	-	-
Nova Tarrafa Inc.	1,529	1,653	-	-
Advances for Future Capital Increase	21	21	-	-
Nova Tarrafa Participações Ltda.	21	21	-	-
Goodwill Paid on Acquisition of Investments	-	-	280,523	299,669
IG Cayman	-	-	174,395	186,993
MTH Ventures do Brasil	-	-	57,023	62,541
Companies IBEST	-	-	45,813	46,373
Companies BRT Cabos Submarinos	-	-	3,292	3,762
Interest Valued at Acquisition Cost	6,911	6,911	46,059	46,059
Tax Incentives, Net of Allowance for Losses	383	380	20,836	20,870
Other Investments	-	-	389	389
Total	3,699,366	3,658,941	347,807	366,987

The advances for future capital increase in favor of the Subsidiary were considered in the investments appraisal, since the allocated investments are only waiting for the formalization of the corporate act to perform the respective capital increase.

Investments Valued Using the Equity Method of Accounting: they comprise the interest of the Company in its subsidiaries Brasil Telecom S.A., Nova Tarrafa Participações Ltda. and Nova Tarrafa Inc., whose main data are:

	BT S.A.	NTP (Ltda.)	NTI
Shareholders’ Equity	5,439,490	31,007	1,529
Capital	3,470,758	32,625	2,180
Book Value per Share/Quota (R$)	0,009	0,95	1,524,43
Net Income (Loss) at the end of the quarter	177,808	(6,919)	(338)
Number of Shares/Quotas Held by the Company (in thousands)
Common Shares	249,597,050	-	1
Preferred Shares	297,675,141	-	-
Quotas	-	32,625	-
Ownership % in Subsidiary’s Capital (1)
In Total Capital	67.28%	99.99%	100%
In Voting Capital	99.07%	99.99%	100%
(1) It considers the outstanding capital stock.

The equity in subsidiaries result is composed of the following values:

	Operating		Non-Operating
	09/30/06	09/30/05	09/30/06	09/30/05
Brasil Telecom S.A.	126,402	(20,198)	60	2,387
Nova Tarrafa Participações Ltda.	(6,919)	(3,307)	-	-
Nova Tarrafa Inc.(1)	(481)	(710)	-	-
Total	119,002	(24,215)	60	2,387
(1) It includes exchange variation, linked to investment abroad.

Investments assessed using the cost of acquisition: correspond to interest obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

28. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	09/30/06				06/30/06
	Annual depreciation rates	Cost	Accumulated depreciation	Net Value	Net Value
Assets for General Use	5% - 20%	52,283	(51,265)	1,018	1,014
Other Assets	19.9%(1)	3,926	(3,860)	66	70
Total		56,209	(55,125)	1,084	1,084

CONSOLIDATED
	09/30/06				06/30/06
Property, Plant and Equipment Nature	Annual depreciation rates	Cost	Accumulated depreciation	Net Value	Net Value
Work in Progress	-	376,403	-	376,403	385,904
Public Switching Equipment	20%	5,097,427	(4,717,399)	380,028	391,839
Equipment and Transmission Means	17.5%(1)	11,924,125	(9,200,500)	2,723,625	2,867,027
Termination	20%	488,099	(455,918)	32,181	31,714
Data Communication Equipment	20%	1,887,589	(1,061,534)	826,055	826,219
Buildings	4%	936,046	(522,993)	413,053	419,744
Infrastructure	8.9%(1)	3,724,199	(2,262,261)	1,461,938	1,503,523
Assets for General Use	18.5%(1)	1,103,842	(737,984)	365,858	376,845
Land	-	84,904	-	84,904	85,863
Other Assets	16.4%(1)	1,168,735	(608,832)	559,903	572,661
Total		26,791,369	(19,567,421)	7,223,948	7,461,339
(1) Annual weighted average rate.

According to the STFC concession agreements, the assets of the subsidiary Brasil Telecom S.A. that are indispensable to providing the service and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and the Subsidiary will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the quarter closing date was R$20,837,988 for costs, with residual value of R$4,110,619.

Rent Expenses

There is rent of properties, rights of way (posts and third-party land areas on roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts until the quarter closing date amounted to R$347,727 (R$368,417 in 2005) for the Consolidated.

Leasing

The subsidiary Brasil Telecom S.A. has financial leasing agreements for information technology equipment. Recorded leasing expenses amounted to R$13,319 (R$9,524 in 2005) for the Consolidated. The Company only recorded such expense in 2005, in the amount of R$923.

Insurance

Insurance policy programs are maintained by Brasil Telecom S.A. for covering reversible assets and loss of profits, as established in the Concession Contract with the government. Insurance expenses were R$2,720 (R$2,755 in 2005) for the Company and R$12,276 (R$11,997 in 2005) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		09/30/06	06/30/06
	Buildings, machinery and equipment, facilities, call centers,	12,092,882	12,087,247
Operating risks	towers, infrastructure and information technology equipment
Loss of profit	Fixed expenses and net income	9,015,211	9,015,211
Contract Guarantees	Compliance with contractual obligations	143,648	143,648
Civil Liability	Telephone service operations	12,000	12,000

The Company contracted insurance coverage for the management civil liability, which also comprises the subsidiary Brasil Telecom S.A., and the total amount insured is equivalent to forty five million U.S. dollars (US$45,000,000.00) .

There is no insurance coverage for optional civil liability related to third party claims involving Company’s vehicles.

The assumptions of adopted risks, given their nature, do not integrate the scope of a quarterly information review, consequently, they were not examined by our independent auditors.

29. DEFERRED CHARGES

PARENT COMPANY
	09/30/06			06/30/06
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	148	(111)	37	44
Total	148	(111)	37	44

CONSOLIDATED
	09/30/06			06/30/06
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	1,046,461	(474,810)	571,651	561,794
Installation and Reorganization Costs	337,353	(190,058)	147,295	160,634
Goodwill derived from Merger	34,660	(34,278)	382	637
Other	71,080	(15,116)	55,964	55,555
Total	1,489,554	(714,262)	775,292	778,620

30. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Salaries and Compensation	-	-	3,841	2,503
Payroll Charges	19	21	86,358	76,983
Benefits	-	-	5,840	5,585
Other	-	-	5,505	5,734
Total	19	21	101,544	90,805

31. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Suppliers	502	753	1,510,069	1,444,857
Third-Party Consignments	75	27,899	116,033	177,885
Total	577	28,652	1,626,102	1,622,742
Current	577	28,652	1,604,626	1,600,566
Long-term	-	-	21,476	22,176

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

32. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
ICMS, net of Judicial Deposits of Agreement 69/98	71	68	793,902	817,705
ICMS	71	68	1,016,526	1,028,866
Judicial Deposits referring to Agreement ICMS 69/98	-	-	(222,624)	(211,161)
PIS and COFINS	33	59,188	98,736	195,368
Other	18	38	52,682	54,295
Total	122	59,294	945,320	1,067,368
Current	122	18,141	800,791	806,726
Long-term	-	41,153	144,529	260,642

The subsidiary Brasil Telecom S.A. paid PIS and COFINS taxes in installments, through the Special Payment in Installments (PAES), whose balance, restated by the long-term interest rate (TJLP), amounts to R$10,286 (R$17,526 on 06/30/06), to be paid in installments for the remaining 81 months.

The balance referring to ICMS comprises amounts resulting from the Agreement 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

33. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Corporate Income Tax
Payables Due	48,183	31,648	146,130	65,554
Law 8,200/91 - Special Monetary Restatement	-	-	6,397	6,706
Subtotal	48,183	31,648	152,527	72,260
Social Contribution on Income
Payables Due	15,694	11,400	49,217	24,427
Law 8,200/91 - Special Monetary Restatement	-	-	2,303	2,414
Subtotal	15,694	11,400	51,520	26,841
Total	63,877	43,048	204,047	99,101
Current	42,809	22,704	160,388	59,430
Long-term	21,068	20,344	43,659	39,671

34. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Controlling Shareholders	29,702	29,702	29,702	29,702
Dividends/Interest on Shareholders’ Equity	34,943	34,943	34,943	34,943
Withholding Income Tax on Interest on Shareholders’ Equity	(5,241)	(5,241)	(5,241)	(5,241)
Minority Shareholders	178,751	183,553	301,650	312,187
Dividends/Interest on Shareholders’ Equity	150,357	150,357	230,529	230,529
Withholding Income Tax on Interest on Shareholders’ Equity	(22,554)	(22,554)	(29,755)	(34,579)
Unclaimed Dividends of Previous Years	50,948	55,750	100,876	116,237
Total Shareholders	208,453	213,255	331,352	341,889
Employees and Management Profit Sharing	-	-	57,374	37,997
Total	208,453	213,255	388,726	379,886

35. LOANS AND FINANCING (Including Debentures)

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Loans	-	-	21,633	21,535
Financing	-	218,255	4,500,881	3,887,231
Accrued Interest and Other Charges on Financing	-	64,963	272,005	343,361
Total	-	283,218	4,794,519	4,252,127
Current	-	283,218	1,100,473	1,303,652
Long-term	-	-	3,694,046	2,948,475

Loans

CONSOLIDATED
	09/30/06	06/30/06
Loans – Other	21,633	21,535
Total	21,633	21,535

The amount recorded as Other Loans, at the amount of R$21,633 (R$21,535 on 06/30/06) refers to a VANT’s debt with the former parent company. Such liability is due on 12/31/15, restated only by the U.S. dollar exchange variation.

Financing

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
BNDES – Domestic Currency	-		1,847,809	2,052,478
Domestic Currency	-		1,612,839	1,790,783
Basket of Currencies (including dollar)	-		234,970	261,695
Financial Institutions	-		1,272,300	1,351,930
Domestic Currency	-		63,040	63,409
Foreign Currency	-		1,209,260	1,288,521
Debentures	-	283,083	1,650,569	823,072
Suppliers – foreign currency	-	135	2,208	3,112
Total	-	283,218	4,772,886	4,230,592

Financing denominated in domestic currency: bear fixed interest rates from 2.4% to 14% p.a., resulting in a weighted average rate of 9.4% p.a. and variable interest based on TJLP (Long-term interest rates), plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., CDI plus 1.0% p.a., 104% of CDI, General Market Price Index (IGP-M) plus 12% p.a. resulting these variable interest, in a weighted average rate of 14.1% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 0% to 9.38% p.a., resulting in a weighted average rate of 8.9% p.a. and variable interest rates of LIBOR plus 0.5% p.a., 1.92% p.a. over the YEN LIBOR, resulting in a weighted average rate of 2.5% p.a. The LIBOR and YEN LIBOR rates on 09/30/2006, semiannual payments were 5.56% p.a. and 0.48625% p.a., respectively.

Debentures issued by the subsidiary Brasil Telecom S.A.

Third Public Issue: 50,000 debentures non-convertible into shares without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The restated balance of these debentures is R$517,953 (R$539,989 on 06/30/06), due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% (one per cent per year), payable half-yearly.

Forth Public Issue: 108,000 debentures not convertible into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000 on July 1, 2006. The payment term is seven years, with issue date as of June 1, 2006 and maturity on June 1, 2013. The remuneration corresponds to the interest rate of 104.0% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. The restated balance of these debentures is R$1,132,616.

Repayment Schedule

The long-term debt is scheduled to be paid in the following fiscal years:

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
2007	-	-	215,176	476,770
2008	-	-	433,413	522,544
2009	-	-	929,446	924,220
2010	-	-	424,546	419,578
2011	-	-	489,957	128,110
2012	-	-	360,332	688
2013 onwards	-	-	841,176	476,565
Total	-	-	3,694,046	2,948,475

Currency/Index Financing Composition

PARENT COMPANY	CONSOLIDATED
Restated by	09/30/06	06/30/06	09/30/06	06/30/06
TJLP	-	283,083	1,612,839	2,073,866
CDI	-	-	1,650,569	539,989
US Dollars	-	135	504,705	520,399
Yens	-	-	358,510	412,023
HEDGE without debt in Yens	-	-	369,886	378,648
UMBNDES – BNDES Basket of Currencies	-	-	207,949	229,405
Hedge in UMBNDES	-	-	27,021	32,290
IGP-DI	-		24,013	22,051
IGPM	-	-	907	2,567
HEDGE with debt in US Dollars	-	-	-	2,098
Other (Fixed Rate)	-	-	38,120	38,791
Total	-	283,218	4,794,519	4,252,127

Guarantees

Financing contracted by the subsidiary Brasil Telecom S.A. are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Company’s surety.

For the consolidated loans and financing there are hedge agreements on 41.5% of these US dollar and yen denominated liabilities with third parties and 20.4% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. Gains and losses on these contracts are recognized on an accrual basis.

Debentures issued by Brasil Telecom S.A. have personal guarantee, through surety granted by the Company. According to the deed of issue, the Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Subsidiary related to its debentures.

36. LICENSES AND CONCESSIONS TO EXPLOIT SERVICES

CONSOLIDATED
	09/30/06	06/30/06
Personal Mobile Service	322,117	312,752
Concession of STFC	50,435	33,657
Other Licenses	11,580	11,010
Total	384,132	357,419
Current	115,917	97,191
Long-term	268,215	260,228

The licenses for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where Brasil Telecom S.A. has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities foreseen for the years 2006 to 2010 (balance of five installments), and 2007 to 2012 (balance of six installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The concession of STFC refers to the provision established by Brasil Telecom S.A., according to the accrual basis, taking as basis the application of 1% on the net revenue of taxes. According to the current concession agreement, the payment in favor of ANATEL will have a maturity every two years, defined for April of the odd years and will be equivalent to 2% of the net revenue estimated in the immediately previous year. The first payment is estimated for April 2007.

The amount of other licenses pertains to BrT Multimídia and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in five equal, consecutive and annual installments, counted as from May 2007.

37. PROVISIONS FOR PENSION PLAN

They refer to the recognition by Brasil Telecom S.A. of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and Fundação 14 appraised by independent actuaries at the end of each fiscal year in accordance with Deliberation CVM 371/00.

To minimize the effects to be determined in the actuarial revaluation of the end of the year, the effects of the variation of INPC and pro-rata interest of 6% p.a. on the liabilities of the plans are monthly recognized, deducted from earnings of assets belonging to such plans. These charges recorded in the result up to the quarter represented R$24,048. Up to the quarter, R$13,486 was also recognized, resulting from administrative costs, regular costs of plans and non-actuarial variation which took place in the liabilities of the foundations. Additionally, aiming to follow the increase expectation of the longevity of the participants of the sponsored plans, the subsidiary contracted with its independent actuaries a study to enable to add to the recognized provision the economic effects of this trend, resulting in the complement of R$14,784 to the provision established.

The amount paid to Fundação BrTPREV up to the end of the quarter totaled R$96,149 (R$74,001 in 2005) and refers to the amortizing contributions and administrative costs.

The funds for sponsored supplementary pensions are detailed in note 6.

CONSOLIDATED
	09/30/06	06/30/06
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	684,076	699,614
Fundação 14 – PAMEC Plan	182	184
Total	684,258	699,798
Current	44,857	45,136
Long-term	639,401	654,662

38. ADVANCES FROM CUSTOMERS

There are agreements entered into by Brasil Telecom S.A. and its subsidiaries, related to the assignment of telecommunications means, for which its customers made advances aimed at obtaining benefits in the future. The long-term balance is forecast to obtain its realization in the following years:

CONSOLIDATED
	09/30/06	06/30/06
2006	-	4,945
2007	5,633	6,941
2008	7,135	6,941
2009	7,106	6,912
2010	6,956	6,763
2011	6,904	6,259
2012	6,904	6,259
2013 onwards	37,245	36,971
Total	77,883	81,991

39. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Advance Receivables	-	-	27,940	30,352
Liabilities from Acquisition of Tax Credits	-	-	24,826	55,278
Self-Financing Funds	-	-	24,143	24,143
Bank Credits and Doubled Receivables under Processing	-	-	12,181	13,093
Other Taxes	-	-	3,244	24,334
Liabilities with Other Telecommunications Companies	-	-	2,892	1,618
CPMF - Suspended Collection	-	-	2,249	28,220
Self-Financing Installment Reimbursement - PCT	-	-	815	914
Other	514	1,354	8,939	10,983
Total	514	1,354	107,229	188,935
Current	514	1,354	102,125	157,972
Long-term	-	-	5,104	30,963

Self-financing funds

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of subsidiary Brasil Telecom S.A.- Rio Grande do Sul Branch (old CRT) had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Subsidiary’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

Self-financing Installment Reimbursement – PCT

This refers to the payment, either in cash or as offset installments in invoices for services of engaged subscribers derived from the Community Telephony Plan - PCT, in return to the originating obligation of repayment in shares. For these cases, there is settlement or judicial decision.

40. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,974 (R$7,974 on 06/30/06) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

41. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operating income, is as follows:

CONSOLIDATED
	09/30/06	09/30/05
Operating Income (Loss)	76,305	(86,657)
Financial Expenses, Net	464,894	484,754
Depreciation	1,944,280	1,923,345
Amortization of Goodwill/Negative Goodwill in Acquisition
of Investments (1)	61,324	75,097
EBITDA	2,546,803	2,396,539

Net Operating Revenue	7,555,619	7,546,796

EBITDA Margin	33.7%	31.8%
(1) It does not include the amortization of special goodwill from merger recorded in the deferred charges, in the permanent assets, whose amortization expense compose the non-operating income.

EBITDA is the operating income (loss) added to the net financial expenses, foreign exchange and net monetary variation of depreciation and amortization. EBITDA is not a measure used in accounting practices adopted in Brazil or in the generally accepted accounting principles in the United States of America (USGAAP), not representing the cash flow to the presented periods and it ought not to be considered as a net income alternative as the operating performance indicator or a cash flow alternative as the liquidity indicator. EBITDA does not have a standardized meaning and our definition of it may not be comparable to the EBITDA or adjusted EBITDA as defined by other companies. Even if EBITDA does not provide, according to the accounting practices used in Brazil and in the United States, an operating cash flow alternative, our management uses it to measure our operating performance. Additionally, we understand that certain investors and financial analysts use EBITDA as an operating performance indicator of a company or its cash flow.

42. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is approximately eighteen years.

43. INFORMATION PER BUSINESS SEGMENT – CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	09/30/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	10,142,393	1,198,663	249,894	-	(481,579)	11,109,371
Deductions from Gross Revenue	(3,154,033)	(370,382)	(31,338)	-	2,001	(3,553,752)
Net Operating Revenue	6,988,360	828,281	218,556	-	(479,578)	7,555,619
Cost of Services Rendered and
Goods Sold	(4,284,882)	(790,159)	(111,059)	-	452,588	(4,733,512)
Gross Income	2703,478	38,122	107,497	-	(26,990)	2,822,107

Operating Expenses, Net	(1,772544)	(391,312)	(135,053)	(12,982)	30,983	(2,280,908)
Sale of Services	(756,242)	(307,073)	(87,351)	-	61,067	(1,089,599)
General and Administrative	(840,840)	(95,234)	(55,530)	(12,435)	15,230	(988,809)
Expenses
Other Operating Expenses, Net	(175,462)	10,995	7,828	(547)	(45,314)	(202,500)

Operating Income (Loss) Before
Financial Revenues (Expenses)	930,934	(353,190)	(27,556)	(12,982)	3,993	541,199

Trade Accounts Receivable	1,958,976	156,806	67,272	-	(116,451)	2,066,603
Inventories	4,193	43,961	-	-	-	48,154
Fixed Assets, Net	5,864,785	1,291,005	69,279	1,084	(2,205)	7,223,948

	09/30/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Gross Operating Revenue	10,370,566	648,856	432,241	-	(573,803)	10,877,860
Deductions from Gross Revenue	(3,088,910)	(190,985)	(51,202)	-	33	(3,331,064)
Net Operating Revenue	7,281,656	457,871	381,039	-	(573,770)	7,546,796
Cost of Services Rendered and
Goods Sold	(4,450,714)	(649,942)	(251,845)	-	484,628	(4,867,873)
Gross Income (Loss)	2,830,942	(192,071)	129,194	-	(89,142)	2,678,923

Operating Expenses, Net	(1,802,225)	(416,654)	(126,880)	(28,189)	93,122	(2,280,826)
Sale of Services	(867,655)	(329,461)	(85,970)	-	129,221	(1,153,865)
General and Administrative	(818,071)	(91,486)	(46,231)	(22,453)	11,137	(967,104)
Expenses
Other Operating Expenses, Net	(116,499)	4,293	5,321	(5,736)	(47,236)	(159,857)

Operating Income (Loss) Before
Financial Revenues (Expenses)	1,028,717	(608,725)	2,314	(28,189)	3,980	398,097

	06/30/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Holding Companies	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,013,784	147,115	71,785	-	(126,890)	2,105,794
Inventories	4,812	60,559	-	-	-	65,371
Fixed Assets, Net	6,134,498	1,261,460	67,825	1,084	(3,528)	7,461,339

44. SUBSEQUENT EVENTS

Financing agreement

On October 5, 2006, BNDES approved a R$2,104,336 financing to the subsidiary Brasil Telecom S.A., whose destination will be for investments in network infrastructure expansion (voice, data and image) and information technology, so that to continue with the compliance with the universalization and quality targets established by Anatel and allow Brasil Telecom’s consolidation as a telecommunications service multiprovider. From the approved amount, R$1,304,336 will be directly financed by BNDES and R$800,000 will be contracted with a banks’ consortium. The settlement is due in 7.5 years with a grace period of 2.5 years. The remuneration will be equivalent to TJLP plus 4.3% p.a. The financial release of the approved amount is expected to happen between the fourth quarter of the current year up to the end of 2008.

-.-.-.-.-.-.-.-.-.-

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance in the Quarter

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1	TOTAL ASSETS	17,095,654	16,386,389
1.01	CURRENT ASSETS	6,812,608	5,878,038
1.01.01	CASH AND CASH EQUIVALENTS	2,895,917	2,034,680
1.01.02	CREDITS	2,066,603	2,105,794
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,066,603	2,105,794
1.01.03	INVENTORIES	48,154	65,371
1.01.04	OTHER	1,801,934	1,672,193
1.01.04.01	LOANS AND FINANCING	8,165	7,703
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,186,291	1,158,908
1.01.04.03	JUDICIAL DEPOSITS	72,288	56,214
1.01.04.04	DIVIDENDS RECEIVABLE	0	0
1.01.04.05	CONTRACTUAL RETENTIONS	192,156	191,439
1.01.04.06	TEMPORARY INVESTMENTS	197,027	106,539
1.01.04.07	OTHER ASSETS	146,007	151,390
1.02	LONG-TERM ASSETS	1,935,999	1,901,405
1.02.01	OTHER CREDITS	0	0
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,935,999	1,901,405
1.02.03.01	LOANS AND FINANCING	97,617	98,727
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	1,493,613	1,533,938
1.02.03.03	INCOME SECURITIES	3,167	2,915
1.02.03.04	JUDICIAL DEPOSITS	289,152	213,699
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	52,450	52,126
1.03	PERMANENT ASSETS	8,347,047	8,606,946
1.03.01	INVESTMENTS	347,807	366,987
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	347,803	366,983
1.03.02	PROPERTY, PLANT AND EQUIPMENT	7,223,948	7,461,339
1.03.03	DEFERRED CHARGES	775,292	778,620

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	TOTAL LIABILITIES	17,095,654	16,386,389
2.01	CURRENT LIABILITIES	4,597,668	4,677,187
2.01.01	LOANS AND FINANCING	1,029,904	980,580
2.01.02	DEBENTURES	70,569	323,072
2.01.03	SUPPLIERS	1,488,593	1,422,681
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	961,179	866,156
2.01.04.01	INDIRECT TAXES	800,791	806,726
2.01.04.02	TAXES ON INCOME	160,388	59,430
2.01.05	DIVIDENDS PAYABLE	331,352	341,889
2.01.06	PROVISIONS	217,191	180,959
2.01.06.01	PROVISION FOR CONTINGENCIES	172,334	135,823
2.01.06.02	PROVISION FOR PENSION PLAN	44,857	45,136
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	498,880	561,850
2.01.08.01	PAYROLL AND SOCIAL CHARGES	101,544	90,805
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	116,033	177,885
2.01.08.03	EMPLOYEE PROFIT SHARING	57,374	37,997
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	115,917	97,191
2.01.08.05	ADVANCES FROM CUSTOMERS	5,887	0
2.01.08.06	OTHER LIABILITIES	102,125	157,972
2.02	LONG-TERM LIABILITIES	5,441,248	4,748,713
2.02.01	LOANS AND FINANCING	2,114,046	2,448,475
2.02.02	DEBENTURES	1,580,000	500,000
2.02.03	PROVISIONS	1,178,362	1,096,593
2.02.03.01	PROVISION FOR CONTINGENCIES	538,961	441,931
2.02.03.02	PROVISION FOR PENSION PLAN	639,401	654,662
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER	568,840	703,645
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS OF MATERIALS AND SERVICES	21,476	22,176
2.02.05.03	INDIRECT TAXES	144,529	260,642
2.02.05.04	TAXES ON INCOME	43,659	39,671
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	268,215	260,228
2.02.05.06	ADVANCES FROM CUSTOMERS	77,883	81,991
2.02.05.07	OTHER LIABILITIES	5,104	30,963
2.02.05.08	FUNDS FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	1,782,254	1,761,220
2.05	SHAREHOLDERS’ EQUITY	5,274,484	5,199,269
2.05.01	PAID-UP CAPITAL	2,596,272	2,596,272
2.05.02	CAPITAL RESERVES	309,178	309,178

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	282,667	282,667
2.05.04.01	LEGAL	208,487	208,487
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	74,180	74,180
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	2,086,367	2,011,152

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 07/01/2006 TO 09/30/2006	4 - 01/01/2006 TO 09/30/2006	5 - 07/01/2005 TO 09/30/2005	6 - 01/01/2005 TO 09/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,835,182	11,109,371	3,766,684	10,877,860
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,207,192)	(3,553,752)	(1,190,392)	(3,331,064)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,627,990	7,555,619	2,576,292	7,546,796
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,604,767)	(4,733,512)	(1,636,735)	(4,867,873)
3.05	GROSS PROFIT	1,023,223	2,822,107	939,557	2,678,923
3.06	OPERATING INCOME/EXPENSES	(871,992)	(2,745,802)	(930,201)	(2,765,580)
3.06.01	SELLING EXPENSES	(349,701)	(1,089,599)	(408,118)	(1,153,865)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(325,591)	(988,809)	(330,471)	(967,104)
3.06.03	FINANCIAL	(90,429)	(464,894)	(74,200)	(484,754)
3.06.03.01	FINANCIAL INCOME	155,183	464,984	213,460	745,289
3.06.03.02	FINANCIAL EXPENSES	(245,612)	(929,878)	(287,660)	(1,230,043)
3.06.04	OTHER OPERATING INCOME	84,883	372,632	98,075	266,198
3.06.05	OTHER OPERATING EXPENSES	(191,154)	(575,132)	(215,487)	(426,055)
	EQUITY IN THE EARNINGS OF SUBSIDIARIES OR ASSOCIATED
3.06.06	COMPANIES	0	0	0	0
3.07	OPERATING INCOME	151,231	76,305	9,356	(86,657)
3.08	NON-OPERATING INCOME	(6,519)	(23,396)	(35,606)	(106,195)
3.08.01	REVENUES	12,143	36,176	9,135	34,157
3.08.02	EXPENSES	(18,662)	(59,572)	(44,741)	(140,352)
3.09	INCOME (LOSS) BEFORE TAXES AND INTEREST	144,712	52,909	(26,250)	(192,852)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(63,046)	(57,850)	(24,878)	(19,176)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 07/01/2006 TO 09/30/2006	4 - 01/01/2006 TO 09/30/2006	5 - 07/01/2005 TO 09/30/2005	6 - 01/01/2005 TO 09/30/2005
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	265,472	0	295,356
3.14	MINORITY INTEREST	(17,630)	(57,951)	26,003	5,680
3.15	INCOME/LOSS FOR THE PERIOD	64,036	202,580	(25,125)	89,008
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	362,488,414	362,488,414	362,488,414	362,488,414
	EARNINGS PER SHARE	0.00018	0.00056		0.00025
	LOSS PER SHARE			(0.00007)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 3rd QUARTER 2006

The performance report presents the consolidated figures of Brasil Telecom Participações S.A.
and its subsidiaries, described in note 1 of this Quarterly Information.

OPERATING PERFORMANCE (not reviewed by independent auditors)

Fixed Telephony

Plant

Operating Data	3Q06	2Q06	3Q06/2Q06
			(%)

Lines Installed (thousand)	10,795	10,795	-
Additional Lines Installed (thousand)	-	(20)	N.A.

Lines in Service – LES (thousand)	8,623	9,407	(8.3)
- Residential (thousand)	5,652	5,940	(4.9)
- Non-residential (thousand)	1,314	1,401	(6.3)
- Public Telephones – TUP (thousand)	289	291	(0.7)
- Prepaid (thousand)	-	316	(100.0)
- Hybrid (thousand)	695	819	(15.2)
- Other (includes PABX) (thousand)	675	640	5.5
Additional Lines in Service (thousand)	(784)	(136)	476.5

Average Lines in Service – LMES (thousand)	9,092	9,484	(4.1)

LES/100 Inhabitants	20	22	(8.6)
TUP/1,000 Inhabitants	7	7	(1.0)
TUP/100 Lines Installed	3	3	(0.7)

Utilization Rate (in Service/Installed)	79.9%	87.1%	(7.3)p.p.

Digitalization Rate	100.0%	100.0% -	-

Fixed Plant	The utilization rate showed a reduction of 7.3 p.p. during 3Q06 and reached 79.9% in June. At the end of 3Q06, Brasil Telecom’s plant was comprised of 10.8 million lines installed, 8.6 million of which were in service.

Traffic

Operating Data	3Q06	2Q06	3Q06/2Q06
			(%)

Exceeding Pulses (million)	2,228	2,142	4.0

VC-1 (million minutes)	722	700	3.1

Domestic Long Distance – LDN (million minutes)	1,410	1,395	1.0

VC-2 (million minutes)	154	160	(3.6)

VC-3 (million minutes)	97	100	(2.5)

Exceeding Local Pulses
In 3Q06, Brasil Telecom reached 2.2 billion exceeding pulses, representing a 4.0% increase compared to 2Q06. Several factors have positively contributed to this performance, such as: more business days during the quarter although it still contributes negatively to the increase in the plant of ADSL accesses and the and the migration of fixed to mobile calls.

Long-Distance Traffic
Long-distance traffic in 3Q06 decreased 1.0% compared to 2T06 and totaled 1.4 billion minutes. The factor that explains this increase is more business days during the quarter, offset by the share increase of LDN (Domestic Long Distance) plans with franchise.

LD Market Share	Brasil Telecom closed 3Q06 with a 63.1% market share in the inter-regional segment and a 37.0% share in the international segment (quarterly average).

In 3Q06, Brasil Telecom posted an average market share of 85.4% in the intra-regional segment, 0.6 p.p. higher than the 84.8% recorded in 2Q06. In the inter-regional and international segments, Brasil Telecom increased its share by 1.3 p.p. and 1.4 p.p., respectively, of the market share in 12 months. In the intra-sectorial segment, Brasil Telecom reached a 90.8% market share.

Mobile Telephony

Operating Data	3Q06	2Q06	3Q06/2Q06
			(%)

Customers (thousand)	3,051	2,772	10.1
Postpaid	947	900	5.2
Prepaid	2,104	1,872	12.4
Net Additions (thousand)	279	311	(10.2)
Postpaid	47	79	(40.3)
Prepaid	232	232	0.1
Gross Additions (thousand)	443	515	(14.0)
Postpaid	107	107	0.2
Prepaid	336	409	(17.7)
Cancellations (thousand)	164	204	(19.9)
Postpaid	31	28	13.3
Prepaid	133	177	(25.1)
Annual Churn	22.5%	31.3%	(8.8)p.p.
Postpaid	13.5%	12.8%	0.7p.p.
Prepaid	26.7%	40.3%	(13.6)p.p.
Customer Acquisition Cost (SAC)	148	152	(2.4)
Market Share	11.4%	10.7%	0.7p.p.
Assisted Locations	810	796	1.8
% Population Coverage	87.0%	87.0%	-
Radio Base Stations (ERBs)	2,251	2,147	4.8
Commutation and Control Centers (CCCs)	10	9	11.1
Employees	632	632	-

Mobile Accesses
BrT Móvel reached 3,051.0 thousand mobile accesses in service, representing a net addition of 279.3 thousand accesses in the quarter. This figure represents 77.1% of the target of 1,087 thousand accesses estimated for 2006. At the end of 3Q06, BrT Móvel’s customer portfolio was 10.1% higher than that of 2Q06 and, compared to the same quarter of 2005, there was an 82.0% increase.

Customer Base Mix
By the end of September, the mobile plant was composed of 947.3 thousand postpaid plan subscribers (31.0% of BrT Móvel’s customer base) which showed the highest share in postpaid among the mobile telephony operators in Brazil.

Coverage	During 3Q06, BrT Móvel increased its coverage area to 810 locations, reaching 87% of the population in the Region II.

Market Share
By the end of 3Q06, BrT Móvel reached a 11.4% market share in its operating area, compared to 10.7% in 2Q06 and 7.0% in 2Q05 (an excellent figure when compared to other companies fourth entrant in the world). BrT Móvel already ranks third in terms of market share in the Federal District and in the States of Acre, Rondônia, Tocantins, Mato Grosso and Goiás.

DATA

Broadband

ADSL Accesses
During 3Q06, Brasil Telecom added 97.6 thousand accesses to its plant, amounting to 1,252.4 thousand broadband accesses in service by the end of September 2006, an 8.4% and 40.4% increase compared to 2Q06 and 3Q05, respectively.

The ADSL (ADSL/LES) penetration in 3Q06 reached 14.5%, compared to 12.3% in 2Q06 and 9.3% in 3Q005. This percentage is the most representative among the concessionaries.

Internet Providers

BrTurbo, iG and iBest

Internet Group, Brasil Telecom’s internet segment, a leading company in providing dialup access to internet in the Brazilian market, has approximately 3.1 million dial up internet active users, who, together, accounted for a traffic of 10.9 billion minutes in 3Q06, a growth of 5.5% compared to the traffic generated in 2Q06, when it reached 10.4 billion minutes Together, the three providers composing Internet Group also have approximately 1.24 million customers of paid services, including the provision of broadband access and value-added services, compared to 1.09 million customers in 2Q06.

Internet Group reached 1 million broadband customers all over Brazil at the beginning of October 2006 (998 thousand customers at the end of 3Q06). The position of 3Q06 represents an increase of 13.5% over 879 thousand broadband customers in 2Q06

iBest, the largest dialup access provider in the Region II, with a market share estimated at 53.7% in 3Q06, holds 1.4 million active users (dialup access).

iG generated, in 3Q06, a traffic of 5.5 billion minutes, against 5.0 billion minutes in the previous quarter, being the leader in volume of traffic generated in the Regions I and III of PGO (General Concession Plan), where most of its 1.9 million active users are situated. The customer base of broadband access of iG grew 71% compared to the same period of 2005 (3Q05), reaching 278 thousand customers at the end of 3Q06. When compared to 2Q06, the customer base of broadband access grew nearly 16%.

BrTurbo reached 712 thousand customers in the Region II at the end of 3Q06, a 50.5% growth compared to the same period of 2005 and a 12% growth in relation to the previous quarter. Approximately 57.3% of broadband access customers were subscribers of BrTurbo in Region II, representing a 1.9 p.p. growth compared to 2Q06, positioning the provider as the market leader in its region.

ECONOMIC-FINANCIAL PERFORMANCE

Revenues

Local Service

The local service gross revenue reached R$1,735.1 million in 3Q06, 1.9% higher than that recorded in 2Q06. Out of the total of the local service revenue, 70.4% came from subscription and service measured revenue, and 28.4% represented revenues with VC-1 calls.

Gross revenue with VC-1 calls reached R$493.3 million in 3Q06, 3.6% higher than the one in 2Q06, reflecting the 3.1% increase of the traffic. Compared to 3Q05, the gross revenue with VC-1 calls was 10.0% lower, due to the 11.4% reduction in traffic. The fall trend of VC-1 traffic has been proved since the second half of 2005, as a reflection of the aggressive promotional campaigns of mobile operators focused on mobile-mobile traffic.

In the third quarter, subscription gross revenue reached R$871.6 million, which is solid compared to the R$871.1 million recorded in 2Q06.

The gross revenue from service measured totaled R$350.3 million in 3Q06, 4.3% higher than the one in 2Q06, reflecting the growth of the exceeding pulses by 1.7%. Compared to 3Q05, the gross revenue with service measured was 12.5% lower, explained by the 13.2% reduction of the local traffic.

Public Telephony
Public telephony gross revenue reached R$135.5 million in 3Q06, 2.3% and 3.3% lower than the revenue reached in 2Q06 and 3Q05, respectively. The variation compared to 2Q06 is mainly explained by the 1.3% decrease in credits sales.

Long Distance
Gross revenue from LD services amounted to R$666.3 million in 3Q06, representing a 1.8% reduction compared to 2Q06. Despite the 1.0% increase in traffic, the larger sale of LD plans with franchise between quarters led to the revenue drop once it is not recorded as a LD revenue but as subscription revenue

Interconnection
Interconnection revenue in 3Q06 was R$120.0 million, recording an increase of 20.4% compared to 2Q06 and a drop of 17.4% compared to 3Q05. Such increase was due to the recovery of the revenues related to the remuneration for the network use with other telephony operator, while the drop related to 3Q05 was due to the 19.1% reduction in interconnection fees in January 2006.

Data Communication
In 3Q06, gross revenue from data communication and other services of the main activity added up to R$616.1 million, a 9.5% increase compared to the previous quarter and a 23.6% increase compared to 3Q05. The ADSL revenue amounted to R$270.4, representing 43.9% of the total data communication. We stress the growth of network formation services (Interlan, Vetor, Serviço Plus, ATM) and the raise in ADSL accesses in service of 8.4% and 40.4% in 2Q06 and 3Q06, respectively.

Mobile Telephony

In 3Q06, mobile telephony consolidated gross revenue totaled R$375.7 million, of which R$309.9 million referred to services and R$65.7 million to handsets and accessories sales. This performance represents an increase of 44.2% compared to 2Q06 and 106.1% compared to 3Q05.

Compared to 2Q06 and 3Q05, the mobile telephony services gross revenue of 3Q06 surpassed by 62.3% and 174.6%, respectively, due to the increase in the customer portfolio and the effect of Anatel’s new rules (full bill) which established that every call between mobile operators would then be charged (previously, calls were only charged when the difference between the exiting and entering traffics of operators was higher than 55%). The gross revenue from handsets and accessories sales was 5.4% lower than the one recorded in 2Q06.

Mobile Telephony ARPU	Total mobile telephony ARPU recorded in 3Q06 was R$35.6. ARPU referring to postpaid accesses was R$45.9 and ARPU related to prepaid was R$30.9. Compared to 2Q06, prepaid ARPU increased by 37.0% due to full bill.

Consolidated Net Revenue	The consolidated net revenue of Brasil Telecom reached R$2,628.0 million in 3Q06, 7.2% and 2.0% higher than in 2Q06 and 3Q05, respectively.

Costs and Expenses

Operating Costs and Expenses
In 3Q06, operating costs and expenses totaled R$2,386.3 million, against R$2,306.4 million in 2Q06 and R$2,492.7 million in 3Q05. The items that considerably influenced the variation of 3Q06 compared to 2Q06 were other (+157.2%), interconnection (+16.9%), and third-party services (-7.9%) and provisions and losses (-6.0%).

Number of Employees
At the end of 3Q06, 5,132 employees worked in the fixed telephony segment of Brasil Telecom, compared to 5,384 in the previous quarter. BrT Móvel ended 3Q06 with 632 employees, the same number as 2Q06. By the end of September, 5,764 people worked in the Group, a 4.2% decrease compared to June.

Personnel
In 3Q06, personnel costs and expenses reached R$158.0 million, a 2.9% decrease compared to the previous quarter. This variation results from a reduction in the staff occurred in 1Q06 and the decrease in labor expenses related to this reduction.

Third-party Services
Costs and expenses with third-party services, excluding interconnection, advertising & marketing, totaled R$529.6 million in 3Q06, 7.9% lower than the amounts recorded in the previous quarter, justified by the decrease in costs and expenses with attorney’s services lawyerly and call center.

Interconnection
Interconnection costs totaled R$562.0 million in 3Q06, a 16.9% increase and a 3.8% reduction compared to 2Q06 and 3Q05, respectively. The increase compared to the previous quarter is due to the new adjustments regulation that established full bill, replacing bill and keep.

Advertising and Marketing
Advertising & marketing expenses totaled R$39.2 million in 3Q06, a 7.2% decrease compared to 2Q06. The expenses of BrT Móvel related to advertising and marketing amounted to R$8.6 million, representing 22.0% of the Group’s total expenses related to advertising and marketing.

Accounts Receivable Losses (PCCR)/Operating Gross Revenue (ROB)	The Accounts Receivable Losses (PCCR) and the gross revenue ratio in 3Q06 was 2.4%, against 2.3% in 2Q06 and totaled R$91.4 million in 3Q06, 8.4% lower than in 2Q06.

Provisions for Contingencies	In 3Q06, provisions for contingencies totaled R$119.8 million, a R$20.5 million decreased compared to 2Q06, justified by the reduction of provisions for tax and labor contingencies.

Materials
Material costs and expenses totaled R$100.1 million in 3Q06, a 4.9% increase compared to 2Q06. Material costs and expenses of BrT Móvel totaled R$77.2 million, representing 77.2% of the total material costs and expenses recorded by the Group. Excluding material costs and expenses of BrT Móvel, material costs and expenses of Brasil Telecom reached R$22.8 million in 3Q06, against R$23.5 million in 2Q06 and R$22.5 million in 3Q05.

Other Operating Costs and Expenses/Revenues
Other operating costs and expenses amounted to R$120.0 million in 3Q06, a 157.2% increase compared to 2Q06, period in which the State and Federal taxes were recovered, causing a positive impact in 2Q06.

EBITDA

R$907.9 million EBITDA

Brasil Telecom’s consolidated EBITDA was R$907.9 million in 3Q06. The consolidated EBITDA margin reached 34.5% in 3Q06. In 2Q06, the EBITDA reached R$813.6 million, representing an EBITDA margin of 33.2%, while in 3Q05 EBITIDA reached R$744.6 million, representing an EBITDA margin of 28.9%. During the first 9 months of 2006, EBITDA was R$2,546.8 million, representing a 33.7% margin.

EBITDA of BrT Móvel stood negative at R$20.3 million in 3Q06, representing a negative EBITDA margin of 5.7%. The performance of BrT Móvel in 3Q06 is linked to the scale gain obtained due to the increase in the subscriber base and to the customer acquisition cost (SAC), both in compliance with the goals established by Brasil Telecom.

Indebtedness

Total Debt	By the end of September 2006, Brasil Telecom Participações’s consolidated gross debt totaled R$4,794.5 million, 12.8% higher than that registered by the end of June.

Net Debt
Brasil Telecom Participações closed 3Q06 with a cash of R$2,895.9 million, against R$2,034.7 million at the end of June. Additionally, in 3Q06, the Company had R$192.2 million referring to contractual retentions related to debt covenants and R$197.0 million related to short-term temporary investments. In 2Q06, the amount of contractual retentions was R$191.4 million and the temporary investments totaled R$106.5 million. The consolidated net debt totaled R$1,509.4 million, 21.4% lower than that recorded in June 2006.

Long-term debt	In September, 77.0% of the total debt was allocated in the long term.

Accumulated Cost of Debt	The Company’s consolidated debt had in 3Q06 an accumulated cost of 12.2% p.a., equivalent to 78.0% of the CDI.

Financial Leverage
At the end of September 2006, Brasil Telecom Participações’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 28.6%, against 36.9% in the previous quarter.

Investments

			R$ Million

Investments in Permanent Assets	3Q06	2Q06	3Q06/2Q06
			(%)

Network Expansion	148.9	153.2	(2.8)
- Conventional Telephony	1.6	15.8	(89.7)
- Transmission Backbone	14.1	9.8	45.0
- Data Network	84.8	79.0	7.3
- Intelligent Network	0.7	0.1	656.2
- Network Management Systems	0.6	0.5	28.6
- Other Investments in Network Expansion	47.1	48.1	(2.0)
Network Operation	60.2	53.1	13.4
Public Telephony	4.6	1.9	137.0
Information Technology	23.0	14.8	55.1
Expansion Personnel	19.7	19.5	0.7
Other	59.3	32.1	84.9

Fixed Telephony Total	315.7	274.6	15.0

BrT Celular	109.0	60.3	80.7

Mobile Telephony Total	109.0	60.3	80.7

Total Investment	424.6	334.9	26.8

Investments in
In 3Q06, Brasil Telecom investments totaled R$424.6 million, R$315.7 million of which were invested in fixed telephony, and R$109.0 million in mobile telephony. Compared to 2Q06, investments had a 26.8% increase, and they are according to the investment schedule estimated for 2006.

permanent assets

-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 – CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY’S	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	BRASIL TELECOM S.A.	76.535.764/0001-43	SUBSIDIARY PUBLICLY HELD COMPANY	67.28	69.36
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		368,187,402		368,187,402

02	NOVA TARRAFA PARTICIPAÇÕES LTDA.	03.001.341/0001-70	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.59
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			32,625		32,625

03	NOVA TARRAFA INC.	. . / -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.03
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			1		1

16.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to the share control and structure:

1. OUTSTANDING SHARES

As of 09/30/2006	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	81,684,836,875	60.95	13,007,922,374	5.66	94,692,759,249	26.01
Management
Board of Directors	37,397	0.00	26,928	0.00	64,325	0.00
Directors	461	0.00	2,025,989	0.00	2,026,450	0.00
Fiscal Board	5,648	0.00	5,644	0.00	11,292	0.00
Treasury Shares	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	50,866,007,822	37.95	216,927,544,749	94.34	267,793,552,571	73.58
Total	134,031,688,203	100.00	229,937,525,684	100.00	363,969,213,887	100.00
Outstanding Shares in the Market	50,866,051,328	37.95	216,929,603,310	94.34	267,795,654,638	73.58

As of 09/30/2005	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	82,715,181,142	61.72	14,901,890,415	6.48	97,617,071,557	26.82
Management
Board of Directors	27,397	0.00	26,928	0.00	54,325	0.00
Directors	461	0.00	2,025,989	0.00	2,026,450	0.00
Fiscal Board	13,201	0.00	13,198	0.00	26,399	0.00
Treasury Shares	1,480,800,000	1.10	-	-	1,480,800,000	0.41
Other Shareholders	49,835,666,002	37.18	213,033,569,154	93.52	264,869,235,156	72.77
Total	134,031,688,203	100.00	229,937,525,684	100.00	363,969,213,887	100.00
Outstanding Shares in the Market	49,835,707,061	37.18	215,035,635,269	93.52	264,871,342,330	72.77

2. SHAREHOLDERS HOLDING OVER 5% OF THE VOTING CAPITAL (As of 09/30/2006)

The shareholders, who directly or indirectly, hold over 5% of the Company’s common and preferred shares, are as follows:

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
BNDES Participações S.A.	00.383.281/0001-09	Brazilian	1,271,491	0.95	11,498,992	5.00	12,770,483	3.51
Treasury Shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	56,027,554	41.81	210,597,571	91.59	266,625,125	73.25
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Distribution of the Capital from Controlling Shareholders up to Individuals

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,979	61.98	-	-	1,318,229,979	61.98
Telecom Italia International N.V.	-	Italian	808,259,996	38.00	-	-	808,259,996	38.00
Other	-	-	35	0.00	-	-	35	0.00
Total	-	-	2,127,000,001	100.00	-	-	2,127,000,001	100.00

Timepart Participações Ltda.	In units of quotas

Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,061,443,255	100.00	341,898,149	100.00	1,403,341,404	100.00
Fábio de Oliveira Moser	777.109.677-87	Brazilian	1	0.00	-	-	1	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-	-	1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,061,443,258	100.00	341,898,149	100.00	1,403,341,407	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.269	-	-	92,713,711	6.269
Telos – Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.239	-	-	33,106,348	2.239
Funcef – Fund. dos Economiários	00.436.923-0001/90	Brazilian	571,411	0.039	-	-	571,411	0.039
Petros – Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	55,903,360	3.78	-	-	55,903,360	3.78
Previ – Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	285,901,442	19.333	-	-	285,901,442	19.333
Zain Participações S.A.	02.363.918-0001/20	Brazilian	1,009,796,295	68.282	-	-	1,009,796,295	68.282
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	302,945	0.02	-	-	302,945	0.02
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	419,917	0.028	-	-	419,917	0.028
Opportunity Fund	-	Virgin Islands	69,587	0.005	-	-	69,587	0.005
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0	-	-	14	0
Priv FIA	02.559.662-0001/21	Brazilian	37,778	0.003	-	-	37,778	0.003
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.002	-	-	35,417	0.002
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0	-		1	0
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0	-	-	1	0
Lênin Florentino de Faria	203.561.374-49	Brazilian	2	0	-	-	2	0
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0	-	-	1	0
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0	-	-	1	0
Kevin Michael Altit	842.326.847-00	Brazilian	1	0	-	-	1	0
Fábio de Oliveira Moser	777.109.677-87	Brazilian	2	0	-	-	2	0
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0	-	-	1	0
Total	-	-	1,478,858,235	100.00	-	-	1,478,858,235	100.00

Zain Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	552,668,015	45.850	-	-	552,668,015	45.850
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	511,953,674	42.473	-	-	511,953,674	42.473
Opportunity Fund	-	Virgin Islands	108,497,504	9.001	-	-	108,497,504	9.001
Priv FIA	02.559.662-0001/21	Brazilian	28,765,247	2.386	-	-	28,765,247	2.386
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.288	-	-	3,475,631	0.288
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.002	-	-	9,065	0.002
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.000	-	-	2	0.000
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.000	-	-	15	0.000
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.000	-	-	603	0.000
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.000	-	-	90	0.000
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.000	-	-	2	0.000
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.000	-	-	2	0.000
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.000	-	-	431	0.000
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.000	-	-	2	0.000
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	3	0.000	-	-	3	0.000
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	3	0.000	-	-	3	0.000
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0.000	-	-	1	0.000
André Rizzi de Oliveira	135.529.508-42	Brazilian	1	0.000	-	-	1	0.000
Alberto Ribeiro Guth	759.014.807-59	Brazilian	1	0.000	-	-	1	0.000
Hiram Bandeira Pagano Filho	085.074.717-14	Brazilian	1	0.000	-	-	1	0.000
Mariana Sarmento Meneghetti	069.991.807-33	Brazilian	1	0.000	-	-	1	0.000
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0.000	-	-	1	0.000
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0.000	-	-	1	0.000
Kevin Michael Altit	842.326.847-00	Brazilian	1	0.000	-	-	1	0.000
Total	-	-	1,205,370,297	100.00	-	-	1,205,370,297	100.00

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of
Brasil Telecom Participações S.A.
Brasília - DF

1.
We have performed a special review of the accompanying interim financial statements of Brasil Telecom Participações S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of September 30, 2006, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.
We conducted our special review for the purpose of issuing a review report on the mandatory interim financial statements. Supplemental disclosure of cash flow information is presented for purposes of additional analysis. Such supplemental information for the nine-month period ended September 30, 2006 has been subjected to the same review procedures applied to the interim financial statements and, based on our special review, we are not aware of any material modifications that should be made to the statement of cash flows for it to be presented fairly, in all material respects, in relation to the interim financial statements taken as a whole.

5.
The individual and consolidated balance sheets as of June 30, 2006, presented for comparative purposes, were reviewed by us and our review report thereon, dated July 31, 2006, was unqualified. In addition, the statements of income for the quarter and nine-month period ended September 30, 2005 and the statement of cash flows for the nine-month period ended September 30, 2005, presented for comparative purposes, were reviewed by other independent auditors, whose review report thereon, dated November 4, 2005, was unqualified and contained an emphasis of matter paragraph regarding the agreement entered into on April 28, 2005, establishing the merger of the indirect subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A., as mentioned in note 5 (i) to the interim financial statements.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 31, 2006

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENT	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	68
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	69
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	70
07	01	CONSOLIDATED STATEMENT OF INCOME	72
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	74
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	83
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	84
17	01	SPECIAL REVIEW REPORT - UNQUALIFIED	87
		BRASIL TELECOM S.A.
		NOVA TARRAFA PARTICIPAÇÕES LTDA.
		NOVA TARRAFA INC.	/88

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.